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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934


                               ----------------

                                U.S. FOODSERVICE
                           (Name of Subject Company)

                                U.S. FOODSERVICE
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                  90331R 10 1
                     (CUSIP Number of Class of Securities)

                               ----------------

                            David M. Abramson, Esq.
                                U.S. Foodservice
                           9755 Patuxent Woods Drive
                            Columbia, Maryland 21046
                                 (410) 312-7100
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                              John G. Finley, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                         New York, New York 10017-3954
                                 (212) 455-2000

  [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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   This Solicitation/Recommendation Statement on Schedule 14D-9 (this
"Statement") of U.S. Foodservice, a Delaware corporation, relates to the tender offer by Snow Acquisition, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Koninklijke Ahold N.V., a public company organized under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Parent"), to purchase all of the outstanding shares of the common stock of U.S. Foodservice, par value $0.01 per share, and the associated Rights (as defined below) for a purchase price of $26.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which Offer to Purchase, Letter of Transmittal and other documents, together with any supplements or amendments thereto, are referred to herein collectively as the "Offer Documents"). This Schedule 14D-9 is being filed on behalf of U.S. Foodservice.

Item 1. Subject Company Information.

   (a) The name of the subject company is U.S. Foodservice, a Delaware corporation (the "Company"). The address of its principal executive offices is 9755 Patuxent Woods Drive, Columbia, MD 21046 and the telephone number is (410) 312-7100.

   (b) The title of the equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of the Company, including the associated preferred share purchase rights (the "Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of October 4, 1999 (as amended as of March 6, 2000 and as may be amended from time to time, the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C. References herein to the "Shares" mean the outstanding shares of the Common Stock and the associated Rights. As of March 3, 2000, there were 102,587,339 Shares outstanding.

Item 2. Identity and Background of Filing Person.

   (a) The filing person is the subject company.

   (b) This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule TO, dated March 13, 2000 (as amended from time to time, the "Schedule TO"), by Purchaser, to purchase all outstanding shares of Common Stock, including the associated Rights, at a price of $26.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer Documents.

   According to the Schedule TO, the principal executive office of Parent is located at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands, and the principal address of Purchaser is 1013 Centre Road, Wilmington, Delaware 19805.

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 7, 2000 (as amended from time to time, the "Merger Agreement"), among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Item 3. Past Contact, Transactions, Negotiations and Agreements.

   Except as set forth in this Item 3, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

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 Merger Agreement

   The following is a summary of the material terms of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the Securities and Exchange Commission (the "SEC") as an exhibit to this Schedule 14D-9. The Merger Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7--"Certain Information Concerning the Company-- Available Information" of the Offer to Purchase.

   The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that the obligation of Purchaser to consummate the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer shall be subject to only those conditions set forth therein. Subject to the terms of the Merger Agreement, Parent and Purchaser may modify the terms of the Offer, including, without limitation, to extend the Offer beyond any scheduled expiration date or waive any of the conditions set forth in Section 14-- "Conditions of the Offer" of the Offer to Purchase; provided, however, that Parent and Purchaser shall not, without the prior written consent of the Company, (i) reduce the number of Shares to be purchased pursuant to the Offer,
(ii) reduce the Offer Price, (iii) impose any additional conditions to the Offer, (iv) change the form of consideration payable in the Offer, (v) make any change to the terms of the Offer which is adverse in any manner to the holder of Common Stock, (vi) extend the expiration date of the Offer beyond twenty
(20) business days after commencement of the Offer except (A) as required by applicable law, (B) as specified in the immediately succeeding sentence or (C) that if any of the conditions set forth in Section 14--"Conditions of the Offer" of the Offer to Purchase have not been satisfied or waived, Purchaser may, in its sole discretion, extend the expiration date of the Offer from time to time for one or more periods not exceeding, in each case, ten (10) business days, unless Parent reasonably believes that such condition is not capable of being satisfied within such time, in which case Purchaser may extend the expiration date for a period up to twenty (20) business days, but in no event later than 180 days after commencement of the Offer (the "Termination Date"),
(vii) waive the condition that there shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which represent at least a majority of all issued and outstanding Shares, on a fully diluted basis (as defined in the Merger Agreement), on the date of purchase (the "Minimum Condition"), (viii) waive the condition that any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Condition") or the conditions set forth in clause (iii)(a) or (iii)(b) of Section 14-- "Conditions of the Offer" of the Offer to Purchase unless Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following Purchaser's acceptance for payment of such Shares, or (ix) waive the condition set forth in clause (iii)(f) of Section 14--"Conditions of the Offer" of the Offer to Purchase; provided, however, that the Offer may be extended so as to comply with applicable rules and regulations of the SEC or the staff thereof, unless the reason for such extension is the result of a material breach of the Merger Agreement by Parent or Purchaser. Notwithstanding the foregoing sentence, Purchaser may, without the consent of the Company, extend the Offer for up to ten (10) business days in the aggregate notwithstanding that all of the conditions set forth in Section 14--"Conditions of the Offer" of the Offer to Purchase have been satisfied, if, on any expiration date of the Offer, more than 80% but less than 90% of the shares of Common Stock have been validly tendered and not withdrawn, so long as Purchaser irrevocably waives the continued satisfaction of any of the conditions set forth in Section 14-- "Conditions of the Offer" of the Offer to Purchase, other than (x) the Minimum Condition, (y) the condition set forth in clause (iii)(f) of Section 14-- "Conditions of the Offer" of the Offer to Purchase, to the extent the Merger Agreement is terminated pursuant to paragraphs (a), (b)(i), (c), (d)(iii) or
(d)(iv) under the heading --"Termination" hereof or (z) any of the conditions set forth in clause (iii)(a) or (iii)(b) of Section 14 --"Conditions of the Offer" of the Offer to Purchase, but only to the extent that the failure of such condition is due to an event making it illegal to purchase Shares pursuant to the Offer. The Merger Agreement further provides that if, on any expiration date of the Offer, the Offer would have expired due to the failure to satisfy
(w) any of the conditions set forth in clause (iii)(a), (iii)(b) or (iii)(c) of
Section 14--"Conditions of the Offer" of the Offer to Purchase, (x) the HSR Condition or (y) the Minimum Condition, Parent shall, at the request of the Company, cause Purchaser to extend the expiration date (A) in the case of clause (w) or (x), from time to time for one or more periods not exceeding, in each case, ten (10) business days, but in no event later than the

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Termination Date and (B) in the case of clause (y), for one or more periods not exceeding, in the aggregate, twenty (20) business days, but in no event later than the Termination Date, unless, in each case, Parent reasonably believes at such time that such tender offer condition is not capable of being satisfied. Notwithstanding anything to the contrary contained herein, Parent and Purchaser have further agreed that, if the Company shall have affirmatively announced to the holders of Common Stock a neutral position with respect to an Acquisition Proposal (as hereinafter defined), Parent shall, at the request of the Company, cause Purchaser to extend the expiration date to the date ten (10) business days after the date of initial announcement of such neutral position by the Company. Assuming prior satisfaction or waiver of the conditions set forth in
Section 14--"Conditions of the Offer" of the Offer to Purchase, Parent shall provide funds to Purchaser and Purchaser shall, as soon as permissible after commencement of the Offer, accept for payment and pay for, in accordance with the terms of the Offer, the Shares that have been validly tendered and not withdrawn at or prior to the expiration of the Offer.

   Pursuant to the terms of the Merger Agreement, the Company has consented to the Offer and the Merger and has represented (a) that the Board of Directors of the Company has, by unanimous vote, (i) determined that each of the Offer and the Merger is fair to, and in the best interest of, the holders of Common Stock, (ii) declared that the Offer and the Merger are advisable, (iii) approved the Offer, the Merger and the Merger Agreement in accordance with the provisions of the Delaware General Corporation Law (the "DGCL"), (iv) recommended that the holders of Common Stock accept the Offer and adopt the Merger Agreement, and (v) taken all other action necessary to render Section 203 of the DGCL inapplicable to the Offer and the Merger and (b) that Goldman, Sachs & Co. has delivered to the Board of Directors of the Company its opinion that the consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders of Common Stock, subject to the assumptions and qualifications contained in such opinion.

   Composition of the Board Following Consummation of the Offer. The Merger Agreement provides that, promptly upon the consummation of the Offer, Purchaser shall be entitled to designate such number of directors (the "Designees"), rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors of the Company (determined after giving effect to any increase in the size of such Board pursuant to this sentence) multiplied by the percentage that the number of Shares beneficially owned by Purchaser or its affiliates at such time bears to the total number of Shares then outstanding. At such time, the Company shall use commercially reasonable efforts to take any and all such action needed to cause the Designees to be appointed to the Board of Directors of the Company, including using its commercially reasonable efforts to cause certain directors to resign and/or increasing the size of the Board of Directors of the Company; provided, however, that the Company and Purchaser shall use their respective commercially reasonable efforts so that the Board of Directors of the Company shall continue to have at least three (3) members who were directors of the Company on the signing date of the Merger Agreement (the "Continuing Directors").

   Following the election or appointment of the Designees pursuant to the terms of the Merger Agreement and prior to the effective time of the Merger (the "Effective Time"), any amendment or modification of the Merger Agreement, the Company's Restated Certificate of Incorporation, as amended, or the Company's Amended and Restated By-laws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights under the Merger Agreement, and any other consent or action by the Company pursuant to the Merger Agreement, shall be effected only if there are in office one or more Continuing Directors and such action is approved by a majority of such Continuing Directors.

   The Merger. The Merger Agreement provides that subject to the terms and conditions thereof, and in accordance with the DGCL, Purchaser shall be merged with and into the Company as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement (such date, the "Closing Date"), which conditions are described below. Following the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

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

   At the Effective Time, each issued and outstanding share of Common Stock (other than shares held by any wholly owned subsidiary of the Company or in the treasury of the Company, or, directly or indirectly, by Parent or any subsidiary of Parent (including Purchaser), which shares of Common Stock shall cease to be outstanding and be canceled and none of which shall receive any payment with respect thereto, and other shares of Common Stock, if any, held by holders of Common Stock who perfect their appraisal rights under the DGCL) will, by virtue of the Merger and without any action by the holders of Common Stock thereof, be converted into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration") payable to the holder of Common Stock, without interest thereon.

   At the Effective Time, each share of common stock, par value $0.01 per share, of Purchaser then issued and outstanding will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

   The Merger Agreement provides that the respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction or waiver (subject to applicable law), at or prior to the Effective Time, of each of the following conditions: (i) to the extent required by applicable law, the Merger Agreement shall have been adopted by holders of a majority of the Shares entitled to vote thereon (voting as one class, with each Share having one (1) vote); (ii) no temporary restraining order, preliminary or permanent injunction or other order shall have been issued by any federal, state or foreign court or by any court of competent jurisdiction and no other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; (iii) no federal, state or foreign statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any domestic or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority (each a "Governmental Entity") which prohibits, restrains, restricts or enjoins the consummation of the Merger or has the effect of making the Merger illegal; and (iv) Purchaser shall have accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn.

   Directors and Officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation, until their respective successors shall be duly elected or appointed and qualified. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall, subject to the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation, be the officers of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified.

   Company Stockholders' Meeting. Pursuant to the Merger Agreement, promptly following the purchase of Shares pursuant to the Offer, if required by law in order to consummate the Merger, the Company, acting through the Board of Directors of the Company, shall, in accordance with applicable law, (i) duly call, convene and hold a meeting of the stockholders of the Company (the "Stockholders' Meeting") for the purpose of voting upon the Merger Agreement and (ii) take all action necessary and advisable to secure the vote of stockholders required by applicable law, the Company's Restated Certificate of Incorporation, as amended, and Amended and Restated By-laws to obtain their adoption of the Merger Agreement. The Company has agreed that, if required by law, it shall include in the proxy statement or information statement (the "Proxy Statement") required in connection with the Stockholders' Meeting the recommendation of the Board of Directors of the Company that the stockholders of the Company adopt the Merger Agreement. Parent shall cause all shares of Common Stock of the Company owned by Parent and its direct and indirect subsidiaries (including the Purchaser) to be voted in favor of the Merger Agreement.

   Interim Operations. The Merger Agreement provides that the Company agrees that, except as expressly permitted or required by the Merger Agreement or otherwise consented to in writing by Parent, during the period commencing on March 7, 2000, until such time as nominees of Parent shall comprise a majority of the

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members of the Board of Directors of the Company or the Merger Agreement shall have been terminated pursuant to its termination provisions, each of the Company and its subsidiaries will conduct its respective operations only according to its ordinary and usual course of business consistent with past practice and, except and to the extent it relates to the performance by the Company of its obligations under the Merger Agreement, use their commercially reasonable efforts to preserve intact its respective business organizations, keep available the services of their respective officers and key employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients, customers and others having significant business relationships with them and, except as otherwise disclosed by the Company, neither the Company nor any of its subsidiaries shall (i) change or amend its certificate of incorporation or its by-laws (or comparable governing documents), (ii) except for the possible issuance by the Company of (u) approximately $9,000,000 worth of Shares as employer contributions to the 401(k) Retirement Savings Plan of the Company, (v) Rights or other securities pursuant to the terms of the Rights Agreement, (w) 560,000 Shares pursuant to the Company Stock Unit Plans and the Company Deferred Compensation Plan (as such terms are hereinafter defined) (assuming a price of $13.00 per Share as of the relevant valuation date), (x) 143,113.7 Shares pursuant to the terms of that certain common stock purchase warrant (the "BT Warrant"), dated December 23, 1997, issued by the Company to Bankers Trust New York Corporation subject to adjustment, or (y) 4,983,574 Shares and/or reload options covering a number of Shares (which reload options would have exercise prices equal to the fair market value (as defined in the relevant Company Stock Option Plan (as defined below)) of a Share on the date such reload option is granted), in each case, required to be issued pursuant to the terms of any vested stock option (collectively, whether vested or unvested, the "Company Stock Options") issued by the Company under the Company Stock Option Plan for Outside Directors, dated as of November 22, 1994, as amended from time to time, the Company 1994 Stock Incentive Plan, dated as of November 22, 1994, as amended from time to time, the Company 1998 Stock Option and Incentive Plan, dated as of September 24, 1998, as amended from time to time, the Rykoff-Sexton, Inc. 1980 Stock Option Plan, as amended from time to time, the Rykoff-Sexton, Inc. 1988 Stock Option and Compensation Plan, as amended from time to time, the Amended and Restated US Foodservice Inc. 1992 Stock Option Plan, as amended from time to time, the Rykoff-Sexton, Inc. 1993 Director Stock Option Plan, as amended from time to time, the Amended and Restated US Foodservice Inc. 1993 Stock Option Plan, as amended from time to time, the Rykoff-Sexton, Inc. 1995 Key Employees Stock Option and Compensation Plan, and the stock option and compensation plan disclosed by the Company as required by the Merger Agreement (collectively, the "Company Stock Option Plans") as the case may be, issue or sell, or authorize to issue or sell, any shares of its capital stock or any other securities, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any other securities, (iii) sell or pledge or agree to sell or pledge any stock or other equity interest owned by it in any other person, (iv) declare, pay or set aside any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities (other than any dividends or other distributions, by any direct or indirect wholly-owned subsidiary of the Company to another direct or indirect wholly-owned subsidiary of the Company or to the Company), (v) enter into any contract or commitment with respect to capital expenditures not contemplated by the annual budget of the Company, other than any such contract or commitment which has a value of less than, and requires expenditures by the Company or such subsidiary of less than, $3,000,000, (vi) acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any person (other than investments in, or acquisitions of, businesses not exceeding, in each case, $7,500,000), or otherwise acquire any assets of any person (other than (A) the purchase of assets (other than inventory) in the ordinary course of business and consistent with past practice, (B) acquisitions, mergers, consolidations or purchases involving only the Company and/or its wholly owned subsidiaries and no other person, (C) the purchase of assets pursuant to contracts with any customer not exceeding $50,000,000 in any year or $150,000,000 in the aggregate or any contract with any customer that is terminable by the Company within ninety (90) days without penalty (collectively, the "Excluded Contracts") and (D) the purchase of inventory not purchased pursuant to any contract or any purchase order which represents aggregate purchases of over $100,000,000 (collectively, the "Material Inventory Contracts") entered into after March 7, 2000), (vii) except to the extent required under existing employee and director benefit plans,

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agreements or arrangements as in effect on March 7, 2000 or applicable law, increase the compensation or fringe benefits of any of its directors, officers or employees (other than any such directors, officers or employees who are not executive officers of the Company or regional vice presidents and who, in each case, receive less than $250,000 in total annual cash compensation from the Company or any of its subsidiaries) (provided, however, that the Company's executive officers, directors and regional vice presidents may receive any increases in fringe benefits as are generally applicable to all employees of the Company) or grant any severance or termination pay in an amount exceeding, in each case, $250,000 not currently required to be paid under existing severance plan or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend or terminate (other than in the ordinary course of business and consistent with past practice) any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, (vii) sell, pledge or otherwise dispose of, encumber or subject to any lien, any material assets, except in the ordinary course of business consistent with past practice, (ix) make or rescind any material tax election (other than consents to extend the statute of limitation with respect to prior tax years) or settle or compromise any tax liability in an amount in excess of $1,000,000, (x) except as required by applicable law or generally accepted accounting principles, make any material change in its method of accounting, (xi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger) other than liquidations, dissolutions, mergers, consolidations, restructurings, recapitalizations, or other reorganizations involving only wholly-owned subsidiaries of the Company and no other person, (xii) other than in connection with any action permitted by clauses (v) or (vi) of this paragraph, (A) modify in any material respect or incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than (1) indebtedness owing to or guarantees of indebtedness owing to the Company or any direct or indirect wholly-owned subsidiary of the Company or (2) for borrowings under existing credit facilities, disclosed in any forms, reports, schedules, statements, registration statements and other documents filed by the Company and its subsidiaries with the Commission or disclosed by the Company as required by the Merger Agreement, in the ordinary course of business consistent with past practice or (B) make any loans or advances to any other person, other than to the Company or to any direct or indirect wholly-owned subsidiary of the Company and other than advances to employees consistent with past practices, (xiii) except as required by applicable law and under employee benefit plans in effect as of March 7, 2000, accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits, (xiv) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (A) of any claims, liabilities or obligations (other than claims, liabilities or obligations in connection with litigation) in the ordinary course of business and consistent with past practice, (B) of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) contained in any forms, reports, schedules, statements, registration statements and other documents filed by the Company and its subsidiaries with the Commission, or (C) of any claims, liabilities or obligations relating to litigation that would not result in an uninsured or underinsured payment by or liability of the Company or any of its subsidiaries in excess of $1,500,000 in the aggregate, (xv) other than as disclosed by the Company, plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or its subsidiaries, provided, however, that routine employee terminations shall not be considered subject to this clause (xv), (xvi) take any action including, without limitation, the adoption of any shareholder rights plan or amendments to its certificate of incorporation or by-laws (or comparable governing documents), which would, directly or indirectly, restrict or impair the ability of Parent to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of the Company that may be acquired or controlled by Parent or Purchaser, (xvii) modify, amend or waive any material right or obligation or claim under (in each case, other than in the ordinary course of business consistent with past practice), or enter into or terminate, any material contract (other than Excluded Contracts), (xviii) take any action (other than the issuance

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of any option or other rights to acquire Common Stock or shares of Common Stock permitted by clause (ii) of this paragraph), or omit to take any action, engage in any transaction or enter into any agreement which would (A) cause any adjustment to the exercise price of the BT Warrant or (B) entitle any holder thereof to exchange any part or all of the BT Warrant into a number of shares of Common Stock in excess of the number of shares of Common Stock such holder would have been entitled to receive had such holder exercised such part or all of the BT Warrant on March 7, 2000 or (xix) agree, in writing or otherwise, to take any of the foregoing actions.

   No Solicitation. Pursuant to the Merger Agreement, the Company and its affiliates and each of their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to any Acquisition Proposal (as hereinafter defined). From and after March 7, 2000, neither the Company nor any of its affiliates shall, directly or indirectly, take (and the Company shall not authorize or permit its or its affiliates, officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates, to so take) any action to (i) directly or indirectly, solicit, initiate, facilitate or knowingly encourage the making or submission of any Acquisition Proposal or of an inquiry with respect to any Acquisition Proposal (including, without limitation, by taking any action that would make Section 203 of the DGCL inapplicable to an Acquisition Proposal),
(ii) enter into any agreement to (w) facilitate or further the consummation of, or consummate any Acquisition Proposal, (x) facilitate the making of an inquiry with respect to any Acquisition Proposal, (y) approve or endorse any Acquisition Proposal or (z) in connection with any Acquisition Proposal, require it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement, (iii) initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any information to, any person (other than Parent or Purchaser) in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal, or (iv) grant any waiver or release under or materially amend any standstill, confidentiality or similar agreement entered into by the Company or any of its affiliates or representatives.

   Notwithstanding the foregoing, the Merger Agreement provides that, prior to the consummation of the Offer, the Company, in response to an unsolicited Acquisition Proposal that did not result from a breach in any material respect of clauses (i) through (iv) of the second sentence of the immediately preceding paragraph and following delivery to Parent of the information required by the requirements set forth in the immediately following paragraph and otherwise in compliance in all material respects with its obligations under the requirements set forth in the immediately following paragraph, may (1) participate in discussions with or request clarifications from, or furnish information to, any third party which makes an unsolicited Acquisition Proposal, in each case solely for the purpose of obtaining information reasonably necessary to ascertain whether such Acquisition Proposal is, or could reasonably likely lead to, a Superior Proposal (as hereinafter defined) and (2) if the Board of Directors of the Company (after consultation with an independent, nationally recognized investment bank) reasonably determines in good faith that such Acquisition Proposal is a Superior Proposal, participate in discussions or negotiations with or furnish information to any third party which makes an unsolicited Acquisition Proposal, if, in the case of each of (1) and (2), (x) such action is taken subject to a confidentiality agreement with terms not more favorable in any material respect to such third party than the terms of the confidentiality agreement dated as of December 15, 1999, between the Company and Parent (the "Confidentiality Agreement") as in effect on March 7, 2000 (it being understood that the Company may waive or amend any standstill provision contained in any existing confidentiality agreement or enter into a confidentiality agreement with such third party which does not contain a standstill provision or which contains a standstill provision which is less favorable in any material respect to the Company than the standstill provision contained in the Confidentiality Agreement (as in effect on March 7, 2000) if the Company waives or amends the standstill provision in the Confidentiality Agreement (as in effect on March 7, 2000) to delete such provision or, as the case may be, render it equally less favorable to the Company) and (y) the Board of Directors of the Company (after receiving advice from outside nationally recognized legal counsel to the Company) reasonably determines in good faith that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law. Nothing in the provisions described under the heading "--No Solicitation" hereof shall prohibit the Company or the Board of Directors of the Company from taking and disclosing to the holders of Common Stock a position with respect to an Acquisition Proposal by a third party under Rules 14e-2 and 14d-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the extent the Company is required to take a position under such rules or from making any other public disclosure required by applicable law or, prior to the consummation of the Offer, from taking any action contemplated by clause (c)(i) under the heading --"Termination" below, including having the Board of Directors of the Company take such actions as are necessary to approve or resolve to approve the intention to enter into an agreement with respect to a Superior Proposal (or any announcement in connection therewith) or enter into an agreement with respect to a Superior Proposal concurrently with termination pursuant to such clause (c)(i). "Acquisition Proposal" means (i) any proposal or offer from any person or group relating to any direct or indirect acquisition or purchase of 20% or more of the consolidated assets of the Company and its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, or (iv) any other business combination transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement. "Superior Proposal" means any bona fide written Acquisition Proposal made by a third party relating to an acquisition or purchase of two-thirds or more of the outstanding equity securities of the Company or all or substantially all of the assets of the Company and its subsidiaries taken as a whole (x) on terms which a majority of the members of the Board of Directors of the Company (after consultation with an independent nationally recognized investment bank) reasonably determines in good faith to be more favorable to the Company and its stockholders (in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement to the extent proposed to be modified by Parent in accordance with clause (c)(i) under the heading --"Termination" below and (y) which is reasonably capable of being consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of such Acquisition Proposal and the identity of the person making such Acquisition Proposal).

   The Merger Agreement provides that, in addition to the obligations of the Company set forth in the two immediately preceding paragraphs, promptly (but in any event within twenty-four (24) hours) of receipt or occurrence thereof, the Company shall advise Parent of any request for information with respect to any Acquisition Proposal or of any Acquisition Proposal, or any inquiry, proposal, discussions or negotiation with respect to any Acquisition Proposal, the terms and conditions of such request, Acquisition Proposal, inquiry, proposal, discussion or negotiation and the Company shall promptly (but in any event within twenty-four (24) hours) of the receipt thereof provide to Parent copies of any written documentation material to understanding or evaluating such request, Acquisition Proposal, inquiry, proposal, discussion or negotiation which is received by the Company from the person (or from any representatives or agents of such person) making such Acquisition Proposal, inquiry or proposal or with whom such discussions or negotiations are taking place and the identity of the person making any such request, Acquisition Proposal or such inquiry or proposal or with whom any discussion or negotiation is taking place. The Company shall promptly provide to Parent any non-public information concerning the Company provided to any other person in connection with any Acquisition Proposal which was not previously provided to Parent.

   The Merger Agreement provides that, promptly, but in any event within one
(1) day of execution of the Merger Agreement, the Company shall request each person which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return all confidential information heretofore furnished to such person by or on behalf of the Company and the Company shall use its commercially reasonable efforts to have such information returned.

   Directors' and Officers' Insurance and Indemnification. The Merger Agreement provides that the certificate of incorporation and the by-laws of the Surviving Corporation shall contain the provisions with respect to indemnification, exculpation from liability and advancement of expenses set forth in the Company's

Restated Certificate of Incorporation, as amended, and Amended and Restated By-laws as in effect on March 7, 2000, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights (including, without limitation, rights with respect to the transactions contemplated by the Merger Agreement) thereunder of individuals who on or prior to the Effective Time were directors or officers of the Company, unless such modification is required by law. In addition, pursuant to the Merger Agreement, for a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to either (a) maintain in effect the Company's directors' and officers' liability insurance as in effect on April 1, 2000 covering those persons who were covered on March 7, 2000 by the Company's directors' and officers' liability insurance policy (the "Insured Parties"); provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums paid by the Company for such insurance which the Company represents will be not more than $400,000 for the twelve month period ending on March 31, 2001; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and provided, further, that the Surviving Corporation may substitute for such Company policies other policies with at least the same coverage and containing terms and conditions which are no less advantageous, provided, that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring on or prior to the Effective Time (including, without limitation, rights with respect to the transactions contemplated by the Merger Agreement) or (b) cause Parent's directors' and officers' liability insurance then in effect to cover the Insured Parties with respect to those matters covered by the Company's directors' and officers' liability insurance policy with at least the same coverage as such Company policies as in effect as of April 1, 2000, containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring on or prior to the Effective Time (including, without limitation, matters with respect to the transactions contemplated by the Merger Agreement).

   Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless each person who was, or has been at any time prior to March 7, 2000, or who becomes prior to the Effective Time, an officer, director or employee of the Company or any of its subsidiaries to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors or employees of the Company or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of the Company or any of its subsidiaries, occurring prior to the Effective Time including, without limitation, the transactions contemplated by the Merger Agreement.

   Compensation and Benefits. Pursuant to the Merger Agreement, until the first anniversary of the Closing Date, Parent shall cause the current and former employees of the Company and its subsidiaries who are on the Closing Date entitled to receive compensation or any benefits from the Company or any of its subsidiaries to be provided with compensation and employee benefit plans (excluding stock option or other plans involving the potential issuance of securities of the Company, Parent or any of their respective subsidiaries, and incentive compensation or similar programs but including the severance pay practices, programs or arrangements disclosed by the Company) which in the aggregate are not materially less favorable than those currently provided to such employees by the Company and its subsidiaries, to the extent permitted under laws and regulations in force from time to time, provided, that employees covered by collective bargaining agreements need not be provided with such benefits. The provisions described in the immediately preceding sentence shall not create in any current or former employee of the Company or its subsidiaries any rights to employment or continued employment with Parent, the Surviving Corporation or the Company or any of their respective subsidiaries or affiliates or any right to specific terms or conditions of employment. Except as set forth in this paragraph, from and after the Effective Time, the Surviving Corporation shall have sole discretion over the hiring, promotion, retention, termination and other terms and conditions of the employment of the employees of the Surviving Corporation. Parent shall, or shall cause the Surviving Corporation to, provide any employee of the Company or any of its subsidiaries who continues to be an employee of the Surviving Corporation or any of its subsidiaries as of the Effective Time (each, an "Affected Employee") full credit for such Affected Employee's service with the Company or any of its subsidiaries or predecessors for purposes of eligibility, vesting and benefit accrual (except for benefit accruals under any defined benefit pension plan) under the employee benefit plans or arrangements maintained by Parent or the Surviving Corporation in which such Affected Employees participate for such Affected Employee's service with the Company or any of its subsidiaries, to the same extent recognized under similar plans or arrangements of the Company or such subsidiary immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation to, (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to any Affected Employee under any welfare benefit plans in which such Affected Employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such Affected Employee and that have not been satisfied as of the Effective Time under any welfare plan maintained for such Affected Employee immediately prior to the Effective Time and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time under welfare plans of the Company or any of its subsidiaries for the plan year in which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such Affected Employee is eligible to participate in after the Effective Time. Each Affected Employee shall be eligible for participation in the equity-related plans of Parent under the same criteria applied to similarly situated employees of Parent and its affiliates. Following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor and maintain (i) all employment-related agreements in existence as of March 7, 2000, between the Company or any of its subsidiaries and an Affected Employee (or an employee who terminates employment prior to the Effective Time), (ii) all vacation and other leave earned or accrued by, but not taken by or paid to, Affected Employees through the Effective Time (as calculated or determined under policies or plans in effect immediately prior to the Effective Time), (iii) all provisions in the employee benefit plans for vested benefits and other vested amounts earned or accrued through the Effective Time and (iv) all collective bargaining agreements entered into by the Company or any of its subsidiaries including all employee benefit-related terms and obligations. Parent shall, or shall cause the Surviving Corporation to, ensure that the Affected Employees who were employed at the headquarters of the Company and who were notified of their target bonuses for the current fiscal year of the Company, receive annual bonuses for the current fiscal year of the Company, in the aggregate, equal to no less than the aggregate target bonuses such employees were notified of. Such bonuses shall be payable in accordance with the Company's historical practice and shall be allocated to such employees in the discretion of James Miller, or his designee; provided, however, that no such designation shall be permitted if Mr. Miller dies, terminates his employment due to disability, voluntarily terminates his employment without good reason, or the Company terminates his employment with cause, in which case the allocation shall be based upon such employees' target bonuses. In addition, with respect to the next fiscal year of the Company, Parent shall ensure that such employees are provided bonus opportunities that are comparable to those in effect at such time for similarly situated employees of Ahold U.S.A., Inc.

   Equity Compensation Matters; Options. Pursuant to the Merger Agreement, at the Effective Time, (i) all account balances under the Company Stock Unit Plans (as hereinafter defined) shall become immediately vested and (ii) each restricted stock unit (collectively, the "Company Stock Units") under the Company Stock Unit Plans and participant account balances (collectively, the "Company Account Balances") under the Company Deferred Compensation Plan (as hereinafter defined) that represents the right to receive shares of Common Stock shall be converted into the right to receive an amount, in cash, equal to the Merger Consideration, multiplied by the number of shares of Common Stock subject to such Company Stock Unit or Company Account Balance. Within fifteen
(15) days following the date on which the Effective Time occurred, the outstanding balance in the account of each participant in (w) the Company Restricted Unit Plan (as amended, the "Company Restricted Unit Plan"), (x) the Company Supplemental Executive Retirement Plan, dated as of July 1, 1998 (as amended, the "Company SERP"), (y) the Company Supplemental Executive Retirement Plan for Regional Vice Presidents, dated as of January 1, 1999 (as amended, the "Company RVP SERP" and, together with the Company Restricted Unit Plan and the Company SERP, the "Company Stock Unit Plans") and (z) the Company Non-Employee Director Voluntary Deferred Compensation Plan, dated as of January 1, 1999, as amended from time to time (the "Company Deferred Compensation Plan") shall be distributed to such participant in a single lump sum in cash. The Company SERP and the Company RVP SERP shall be amended (with participant consent, as necessary) prior to the Effective Time to permit the treatment of account balances thereunder as set forth above. As of the Effective Time, each outstanding Company Stock Option, both vested and unvested, shall be canceled and the holder thereof shall receive, as soon as practicable following the Effective Time (but not later than ten (10) days after the date on which the Effective Time occurred), an amount, in cash, equal to (i) the number of shares of Common Stock subject to the Company Stock Option multiplied by (ii) the amount, if any, by which the Merger Consideration exceeds the per share exercise price specified in such Company Stock Option (the "Cash Payment"). As of March 7, 2000, all payroll deductions under the Company Employee Stock Purchase Plan (as amended, the "Company Stock Purchase Plan") shall cease. Otherwise, the Company Stock Purchase Plan shall continue to be administered in accordance with its terms; provided, however, that each right outstanding under such plan as of the next "Investment Date" (as such term is defined in the Company Stock Purchase Plan) after March 7, 2000 shall be treated as follows: as of the Effective Time, each such right shall be canceled and the holder thereof shall receive, as soon as practicable following the Effective Time (but not later than ten (10) days after the date on which the Effective Time occurred), an amount, in cash, equal to (i) the number of shares of Common Stock subject to it, multiplied by (ii) the Merger Consideration.

   Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall take all reasonable actions to (i)
(A) provide for the cancellation, effective at the Effective Time, subject to the Cash Payment being made, of all Company Stock Options or (B) provide that upon exercise of any Company Stock Options the holder thereof shall only be entitled to receive the Cash Payment, (ii) provide for the cancellation, effective at the Effective Time, subject to the payments provided for in the immediately preceding paragraph being made, of all Company Stock Purchase Plan rights, Company Stock Units and Company Account Balances, (iii) terminate, as of the Effective Time, all Company Stock Option Plans, the Company Stock Unit Plans, the Company Stock Purchase Plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any affiliate thereof and (iv) amend, as of the Effective Time, the provisions of the Company Deferred Compensation Plan and any other employee benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any such affiliate, or any interest in respect of any capital stock of the Company or any such affiliate, to provide no continuing rights to acquire, hold, transfer or grant any capital stock of the Company or any such affiliate or any interest in the capital stock of the Company or any such affiliate. Except as otherwise contemplated in the Merger Agreement, any outstanding stock appreciation rights or limited stock appreciation rights issued by the Company or any affiliate of the Company shall be canceled immediately prior to the Effective Time without any payment therefor. The Company shall take all steps to ensure that, except as contemplated in the Merger Agreement, neither it nor any of its affiliates is or will be bound by any Company Stock Options, other options, warrants, rights or agreements which would entitle any person, other than Parent or its affiliates, to own any capital stock of the Company or any of its subsidiaries or to receive any payment in respect thereof.

   Agreement to Use Commercially Reasonable Efforts. Pursuant to the Merger Agreement and subject to the terms and conditions provided therein, each of the Company, Parent and Purchaser shall, and the Company shall cause each of its subsidiaries to, cooperate and use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the satisfaction of the respective conditions set forth above under the heading --"The Merger" above, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement including, without limitation, their commercially reasonable efforts to obtain, prior to the Closing Date, all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities and parties to contracts with the Company and its subsidiaries as are reasonably necessary for consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger.

   In addition, the Merger Agreement provides that each party thereto shall (i) take promptly all actions necessary to make the filings required of it or any of its affiliates under any applicable antitrust laws in connection with the Merger Agreement and the transactions contemplated thereby, (ii) comply at the earliest practicable date with any formal or informal request for additional information or documentary material received by it or any of its affiliates from any antitrust authority and (iii) cooperate with one another in connection with any filing under applicable antitrust laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by the Merger Agreement initiated by any antitrust authority. Each party to the Merger Agreement shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by the Merger Agreement under any antitrust law. Each party to the Merger Agreement shall promptly inform the other parties of any material communication made to, or received by such party from, any antitrust authority or any other Governmental Entity regarding any of the transactions contemplated thereby.

   Representations and Warranties. In the Merger Agreement, (i) the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, its organization, corporate authority, capitalization, financial statements, public filings, litigation, compliance with laws, consents and approvals, employee benefit plans, brokers' or finders' fees, state takeover statutes, voting requirements, undisclosed liabilities, taxes, intellectual property and the absence of any material adverse changes in the Company since July 3, 1999 and (ii) Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things, their respective organization, corporate authority, consents and approvals, broker's or finder's fees, funds and, in the case of Parent, voting/approval requirements.

   Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the Company's stockholders (a) by mutual consent of the Company, on the one hand, and of Parent and Purchaser, on the other hand; (b) by either Parent, on the one hand, or the Company, on the other hand, if: (i) any court of competent jurisdiction or any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restricting, enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, shares of Common Stock pursuant to the Offer or shares of Common Stock pursuant to the Merger and such order, decree or ruling or other action shall have become final and nonappealable; or (ii) the consummation of the Offer shall not have occurred on or prior to the Termination Date, unless the consummation of the Offer shall not have occurred because of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Merger Agreement on the part of the party seeking to terminate the Merger Agreement; (c) by the Company at any time prior to the consummation of the Offer, if: (i) a Superior Proposal is received and the Board of Directors of the Company (after receiving advice of outside nationally recognized legal counsel to the Company) reasonably determines in good faith that it is necessary to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal in order to comply with its fiduciary duties under applicable law; provided, however, that the Company may not terminate the Merger Agreement pursuant to this clause (c)(i) unless and until (i) three (3) business days have elapsed following delivery to Parent of a written notice of such determination by the Board of Directors of the Company and during such three (3) business day period (x) the Company has fully informed Parent of the material terms and conditions of such Superior Proposal, including the identity of the person making such Superior Proposal and (y) the Company has negotiated in good faith with Parent with the intent of enabling both parties to agree to a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated by the Merger Agreement may be effected, (ii) at the end of such three (3) business day period the Acquisition Proposal continues to constitute a Superior Proposal and the Board of Directors of the Company (after receiving the advice of outside nationally recognized legal counsel to the Company) continues to reasonably determine in good faith that it is necessary to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal in order to comply with its fiduciary duties under applicable law and (iii) (x) prior to such termination, Parent has received all fees and expense reimbursements set forth in the Merger Agreement by wire transfer in same day funds and (y) simultaneously or substantially simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal; (ii) (x) there shall be a breach of any representation or warranty of Parent or Purchaser in the Merger Agreement that is qualified as to Material Adverse Effect (as such term is defined in Section 14--"Conditions of the Offer" of the Offer to Purchase), (y) there shall be a breach of any representation or warranty of Parent or Purchaser in the Merger Agreement that is not so qualified, other than any such breaches which, in the aggregate, have not had, or would not reasonably likely have, a Material Adverse Effect on Parent, or (z) there shall be a material breach by Parent or Purchaser of any of their respective covenants or agreements contained in the Merger Agreement, which breach, in the case of clause (x), (y) or (z), either is not reasonably capable of being cured or, if it is reasonably capable of being cured, has not been cured within the earlier of (A) ten (10) days after giving of notice to Parent of such breach and (B) the expiration of the Offer, provided, that the Company may not terminate the Merger Agreement pursuant to this clause (c)(ii) if the Company is in material breach of the Merger Agreement, (iii) (x) Parent or Purchaser shall have (A) failed to commence the Offer on the fifth business day following the execution of the Merger Agreement by each of Parent, Purchaser and the Company or (B) terminated the Offer or (y) the Offer has expired without Purchaser purchasing any shares of Common Stock pursuant thereto, unless such failure, termination or expiration shall have been caused by the failure of the Company to satisfy the conditions set forth in clause (iii)(d) or (e) of Section 14--"Conditions of the Offer" of the Offer to Purchase; (d) by Parent at any time prior to the consummation of the Offer, if: (i) the Offer is terminated or expires in accordance with its terms without Purchaser having purchased any shares of Common Stock thereunder due to an occurrence which would result in a failure to satisfy any one or more of the conditions set forth in Section 14--"Conditions of the Offer" of the Offer to Purchase, unless any such failure shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any representation or warranty of either of them contained in the Merger Agreement; (ii) (x) there shall be a breach of any representation or warranty of the Company in the Merger Agreement that is qualified as to Material Adverse Effect, (y) there shall be a breach of any representation or warranty of the Company in the Merger Agreement that is not so qualified other than any such breaches which, in the aggregate, have not had or would not reasonably likely have a Material Adverse Effect on the Company, or (z) there shall be a material breach by the Company of any of its covenants or agreement contained in the Merger Agreement, which breach, in the case of clause (x), (y) or (z), either is not reasonably capable of being cured or, if it is reasonably capable of being cured, has not been cured within the earlier of (A) ten (10) days after giving of written notice to the Company of such breach and (B) the expiration of the Offer; provided, that Parent may not terminate the Merger Agreement pursuant to this clause (d)(ii) if Parent or Purchaser is in material breach of the Merger Agreement; (iii) (x) the Company shall have (A) entered into any agreement with respect to any Acquisition Proposal, (B) withdrawn, modified or amended, or proposed to withdraw, modify or amend, in a manner adverse to Parent or Purchaser, the approval or recommendation, as the case may be, of the Offer, the Merger or the Merger Agreement, (C) approved or recommended, or proposed to approve or recommend, any Acquisition Proposal or (D) affirmatively announced to the stockholders of the Company a neutral position with respect to any Acquisition Proposal and does not reject or recommend such Acquisition Proposal prior to the date that is the later of (1) the date that is ten (10) business days after the date of the initial announcement of such neutral position and (2) two business days prior to the first scheduled expiration date of the Offer after the date of the initial announcement of such neutral position, or (y) the Company or the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing; it being understood and agreed that neither the delivery of notice pursuant to clause (c)(i) of this paragraph and any subsequent public announcement of such notice nor any communications by the Board of Directors of the Company to the stockholders of the Company pursuant to Rule 14d-9(e)(3) under the Exchange Act shall entitle Parent to terminate the Merger Agreement pursuant to this clause (d)(iii), unless the Company enters into a definitive agreement with respect to an Acquisition Proposal; or (iv) if there shall have been a material breach by the Company of any provision set forth under the heading --"No Solicitation" above.

   The Merger Agreement provides that, in the event of termination of the Merger Agreement by either Parent or the Company pursuant to the provisions described above, the Merger Agreement will become void and there shall be no liability thereunder on the part of the Company, Parent or Purchaser, except that (i) certain provisions including, without limitation, broker's and finder's fees, fees and expenses, confidentiality, applicable law, specific enforcement and waiver of jury trial shall survive termination and (ii) no party shall be relieved of liability for willful breach of the Merger Agreement.

   Payment of Certain Fees and Expenses upon Termination. Except as provided in the immediately succeeding sentence, all costs and expenses incurred in connection with the Merger Agreement and the consummation of the transactions contemplated thereby shall be paid by the party incurring such costs and expenses. If the Merger Agreement is terminated by (i) Parent in accordance with (w) paragraph (d)(iii)(x)(D) under the heading --"Termination" hereof (or paragraph (d)(iii)(y) under the heading --"Termination" hereof, to the extent related to paragraph (d)(iii)(x)(D) under the heading --"Termination" hereof) and, within six (6) months of such termination, the Company enters into an agreement with respect to, or consummates, any Acquisition Proposal, (x) paragraph (d)(i) under the heading --"Termination" hereof, solely due to the Minimum Condition not being met at the time of such termination and, within six
(6) months of such termination, the Company enters into an agreement with respect to, or consummates, any Acquisition Proposal, (y) (A) paragraph (d)(ii) under the heading --"Termination" hereof, (B) prior to the date of such termination, there shall have been publicly announced an Acquisition Proposal and such Acquisition Proposal shall not have been withdrawn in good faith prior to the date of the breach pursuant to which the Merger Agreement was terminated and (C) within twelve (12) months of such termination, the Company enters into an agreement with respect to, or consummates, any Acquisition Proposal or (z) paragraphs (d)(iii)(x)(A), (d)(iii)(x)(B) or (d)(iii)(x)(C) under the heading --"Termination" hereof (or paragraph (a)(iii)(y) under the heading -- "Termination" hereof, to the extent related to paragraphs (d)(iii)(x)(A),
(d)(iii)(x)(B) or (d)(iii)(x)(C) under the heading --"Termination" hereof) or paragraph (d)(iv) under the heading --"Termination" hereof, or (ii) the Company in accordance with paragraph (c)(i) under the heading --"Termination" hereof, then the Company shall (A) in the case of clause (i)(z), on the day next succeeding the date of such termination, (B) in the case of clause (ii), immediately prior to the Company entering into an agreement with respect to an Acquisition Proposal, or (C) in the case of clauses (i)(w), (i)(x) or (i)(y), on the date of consummation of such Acquisition Proposal, (I) reimburse Parent in immediately available funds for all expenses of Parent and Purchaser (including, without limitation, printing fees, filing fees and fees and expenses of its legal and financial advisors and all fees and expenses payable to any financing sources) related to the Offer, the Merger Agreement, the transactions contemplated thereby and any related financing in an amount not to exceed $12,000,000 in the aggregate (it being understood that the amount of such expenses requested by Parent shall be such amount as Parent determines in its sole discretion and shall not be required to be documented) and (II) pay to Parent in immediately available funds an amount equal to $86,000,000; provided, however, that, in the case of clause (i)(y) above, unless such termination is due to the willful breach by the Company of any representation, warranty, covenant or agreement of the Company contained in the Merger Agreement, the Company shall pay to Parent in immediately available funds an amount equal to $15,000,000 plus the amount referred to in clause (I) above.

 Other Executive and Employee Matters

   As summarized above, pursuant to the Merger Agreement, (a) certain actions will be taken with respect to outstanding stock options, restricted stock units and supplemental executive retirement plan account balances held by employees of the Company and with respect to outstanding stock options and deferred compensation plan account balances held by non-employee directors of the Company, and, (b) as of the Effective Time, the Company Stock Option Plans, the Company Stock Unit Plans, the Company Stock Purchase Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its affiliates shall be terminated.

   In addition, certain rights will be triggered under the Company's employment agreements (collectively, the "Employment Agreements") with Messrs. James L. Miller, Mark P. Kaiser, David M. Abramson and George T. Megas (collectively, the "Executives") on the date that Purchaser becomes the owner of 50% or more of the outstanding shares of Common Stock. Under each Employment Agreement, the Company agrees to continue to employ the applicable Executive, pursuant to the terms of the applicable Employment Agreement, for the three-year period commencing on such date. If, during such period, the Company terminates the Executive's employment other than for "Cause" (defined in each Employment Agreement to include termination by the

Company for specified reasons, including the Executive's willful engagement in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company, or the Executive's willful and continued failure to perform substantially his duties following notice), death or "Disability" (as defined in each Employment Agreement), or the Executive terminates his employment for "Good Reason" (defined in each Employment Agreement to include termination by the Executive for specified reasons including a material reduction in the Executive's duties, position or authority, certain relocations of the Executive's office and the failure of the Company to comply with the Employment Agreement's requirements relating to the Executive's compensation and benefits, including, but not limited to, continuing to provide the same level of retirement benefits) (or for any reason during the seventh month of such period), then the Company must pay the Executive the following amounts: accrued but unpaid salary, deferred compensation, vacation pay and similar amounts; a pro-rata portion of the Executive's "Highest Bonus" (as defined in each Employment Agreement), based upon the number of days worked by the Executive during the year his employment terminates; and an amount equal to the product of three and the sum of the Executive's annual base salary and Highest Bonus. For three years after the date of termination, the Company must also continue to provide the Executive (and his eligible dependents) with the same welfare and fringe benefits. The Company is also required to provide the Executives with gross-up payments to cover the impact of any excess parachute payment excise taxes imposed upon the Executives (unless such payments do not exceed 110% of the amount which could be paid without triggering any excise tax, in which case the payments will be reduced to such amount). In addition, upon their termination for any reason after the commencement of such period, Messrs. Miller, Kaiser and Abramson will also be entitled to certain post-retirement insurance benefits.

Item 4. The Solicitation or Recommendation.

 (a) Solicitation or Recommendation

   The Board of Directors, at a meeting duly called and held on March 6, 2000, unanimously (i) determined that the terms of each of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and declared that the Offer and the Merger are advisable, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the stockholders of the Company accept the Offer and adopt the Merger Agreement.

   The Board of Directors recommends the acceptance of the Offer and the adoption of the Merger Agreement by the stockholders of the Company. See "Reasons for the Recommendation" for a discussion of the factors considered by the Board in making its recommendation.

   As set forth in the Offer, upon the terms and subject to the conditions of the Offer (including satisfaction of the Minimum Condition as defined in the Merger Agreement), Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the initial expiration date and not properly withdrawn. Stockholders considering not tendering their Shares in order to wait for the Merger should note that Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if, among other things, the Minimum Condition is not satisfied.

   A copy of the Company's letter to stockholders and the press release issued by the Company announcing signing of the Merger Agreement are included as Exhibits 4 and 5, respectively, and are incorporated herein by reference.

 (b) Background of the Offer; Reasons for the Recommendation

   (1) Background of the Offer

   Over the past few years, there has been significant consolidation in the broadline food distribution industry. To achieve economies of scale, national distributors have actively acquired local and regional players. This trend is expected to continue among food distributors.

   Accordingly, a key component of the Company's strategic plan has been the pursuit of growth through acquisitions of other food distribution companies. The Company has used its stock as consideration for many of these acquisitions, as its flexibility to finance larger acquisitions with debt is somewhat limited, especially as compared to its largest competitor. As a result of a relatively recent contraction in the Company's price/earnings multiple and attendant decline in its stock price, however, the Company's ability to use its stock as acquisition currency has been somewhat compromised. This has potentially negative implications for the Company's ability to execute its strategic plan. These developments are a significant part of management's willingness to consider a sale of the Company at this time as described in this section.

   On September 23, 1999, Mr. James L. Miller, President and Chief Executive Officer of the Company, received an inquiry from a third party regarding a potential business combination transaction involving all stock. The Company and the third party held sporadic discussions over the remaining months of 1999, and executed a confidentiality and standstill agreement in November 1999. The final indications of interest with respect to price, while never firm, were at levels that compared unfavorably with the price to be paid pursuant to the Offer. Moreover, the third party indicated that it would be unwilling to proceed with discussions on other than an exclusive basis. Although the third party indicated that it would submit a firm proposal in early January 2000, such a proposal never materialized. Communications regarding a potential transaction with the third party ceased in January 2000.

   On September 27, 1999, during a social outing, Mr. Miller and Mr. Robert G. Tobin, a member of the Corporate Executive Board of Parent and the President and Chief Executive Officer of Ahold U.S.A., Inc., discussed potential business opportunities involving the Company and Parent.

   On October 11, 1999, Mr. Miller and Mr. Tobin met and further discussed potential business opportunities involving the Company and Parent.

   On December 2, 1999, Mr. Miller and Mr. Mark P. Kaiser, Executive Vice President-Sales, Marketing and Procurement of the Company, Mr. Tobin, Mr. Ernie Smith, Executive Vice President Finance and Chief Financial Officer of Ahold U.S.A., Inc., Mr. Maarten Dorhout Mees, Senior Vice President Business Development of Parent, and Mr. Gerard van Breen, Senior Vice President Global Sourcing of Parent, met at the Chantilly, Virginia office of Ahold U.S.A., Inc. to discuss generally a potential transaction. On December 3, 1999, the meeting continued at the head office of the Company in Columbia, Maryland among Messrs. Miller, Kaiser, Tobin, Dorhout Mees, and Van Breen. In addition, Messrs. Dorhout Mees and Van Breen met with Mr. Miller and Mr. George T. Megas, Senior Vice President and Chief Financial Officer of the Company. At this time, Mr. Miller indicated that the Company, if it were to pursue a business combination transaction, would seek a proposal of at least $30 per share of Common Stock.

   On December 10, 1999, David M. Abramson, Esq., Executive Vice President and General Counsel of the Company, forwarded a draft confidentiality and standstill agreement to Mr. Michael Meurs, Executive Vice President and Chief Financial Officer of Parent.

   On December 14, 1999, a telephonic meeting of the Board of Directors was held to provide an introduction to a possible business combination transaction. Management of the Company discussed the recent indications of interest received from the third party and Parent. The Board authorized management to engage Goldman, Sachs & Co. ("Goldman Sachs") as financial advisor and Simpson Thacher & Bartlett ("Simpson Thacher") as legal advisor.

   On December 15, 1999, the Company entered into a confidentiality and standstill agreement with Parent. Also on December 15, Mr. Meurs forwarded to Goldman Sachs a request to provide certain non-public information regarding the Company to facilitate Parent's analysis of the Company. During the week of December 20, Parent commenced a preliminary due diligence review of the Company.

   On December 22, 1999, the Company held a special meeting of the Board of Directors. At the meeting, Mr. Miller provided a further update regarding the status of discussions with Parent and the other third party. At the meeting, representatives of Simpson Thacher provided a review of the Board's legal duties with respect to a potential business combination transaction, including a possible sale of the Company. There was also a presentation by representatives of Goldman Sachs that included, among other matters, an overview of the foodservice industry, a review of the historical performance of the Shares, valuation ranges for the Company based on various methodologies, historical financial data for the Company, Company management's projected financial data, potential strategic partners and the strategic issues regarding a potential business combination transaction. Management of the Company and Goldman Sachs responded to various questions from the directors regarding the presentation and other matters. The Board discussed, among other things, whether this was an opportune time to consider pursuing a sale of the Company. It also discussed, with input from legal counsel, anticipated regulatory, timing and other difficulties with respect to the pursuit of a transaction with certain potential strategic partners. In addition, the Board considered the benefits and risks of soliciting indications of interest from additional parties. As no specific proposal was before the Board, no formal action was taken, but it was the consensus of the Board that management should continue the process underway and keep the Board informed of further developments.

   On December 27, 1999, Messrs. Miller and Tobin met in Florida and discussed issues relating to a potential strategic transaction between the Company and Parent.

   On January 14, 2000, representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), financial advisor to Parent, communicated, on behalf of Parent, to representatives of Goldman Sachs a preliminary indication of interest with respect to a potential business combination transaction at a price range of $28-30 per share, without committing to the form of consideration. The Company's stock price closed at $17-7/8 per share on such date.

   On January 20, 2000, the Corporate Executive Board of Parent met with Messrs. Miller and Kaiser in London, during which time Mr. Miller gave a presentation regarding the Company. The presentation included an overview of the industry, the Company and the Company's growth strategy as well as a discussion regarding synergies and the Company's stockholder base.

   On January 21, 2000, representatives of Goldman Sachs met with representatives of Merrill Lynch to discuss valuation issues and possible synergies from a potential business combination transaction between the Company and Parent. On January 25, 2000, Messrs. Smith, Miller, Megas and Kaiser met (with Mr. Jan-Wytze van Boven, Vice President Mergers and Acquisitions of Parent, attending by telephone) to discuss in detail the merits of a business combination. Potential administrative, procurement, distribution, equipment and supplies savings and complementation issues were discussed. The parties agreed to continue discussions and to coordinate further due diligence of the Company by Parent during the first week of February.

   On the evening of January 31, 2000, the Company announced its results of operations for its second fiscal quarter. These results were viewed as disappointing by the market and, shortly after the announcement, the Company's stock price traded between $11-13 per share as compared to a range of $18-19 per share immediately prior to the announcement. For a period of a few days following the announcement, there were no communications between the Company and Parent.

   On February 4, 2000, Mr. Cees van der Hoeven, President and Chief Executive Officer of Parent, and Messrs. Tobin and Meurs discussed with Mr. Miller the stock market reaction to the Company's second quarter results. Messrs. Van der Hoeven, Tobin and Meurs informed Mr. Miller that the decrease in the Company's share price would likely lead to a decrease in the price per share of Common Stock that Parent would be prepared to pay.

   On February 7, 2000, Messrs. Tobin and Meurs telephoned Mr. Miller to present a preliminary proposal whereby Parent would acquire the Company at a price of $26 per share (the Company's stock price closed at $12 3/8 on this date). This preliminary proposal was subject to, among other things, further due diligence, negotiation of a merger agreement with adequate deal protections and approval of each of the Parent's Supervisory Board and the Company's Board of Directors. No decision was made regarding whether such purchase price would be payable in cash or common shares of Parent. During the call, the parties discussed Parent's request for a breakup fee and lock-up stock option.

   Also on February 7, 2000, a telephonic meeting of the Board of Directors of the Company was convened to discuss the impact of the release of second quarter results on the Company's stock price. The Board voiced a concern as to the impact of the decline in such stock price on the component of the Company's strategic plan relating to acquisition-based growth. During this meeting, management also provided an update regarding the Company's discussions with Parent. The Board expressed its reservations regarding a transaction with stock consideration (all other things being equal) because, among other reasons, it had less certainty in value and would require a longer period to close than an all-cash transaction. The Board instructed management to communicate to Parent the Board's preference that, at these price levels, the form of consideration consist solely of cash.

   Between February 7 and February 12, 2000, the Company and Parent held further discussions, and the Company communicated its preference for an all-cash transaction. In these discussions, Parent requested the Company to deliver a "lock-up" stock option in connection with the transaction. Conference calls were held on February 8 and 10, 2000 between the respective legal and financial advisors of the Company and the Parent, during which calls the parties discussed Parent's request for a break-up fee and the Company's advisors strongly resisted the lock-up stock option proposal.

   On February 8, 2000, Messrs. Meurs and Miller agreed by telephone conference that Parent would continue its due diligence investigation. Mr. Meurs indicated that Parent expected the due diligence to be principally confirmatory in nature.

   On February 9, 2000, Mr. Meurs sent a fax letter to Mr. Miller to inform him that Parent would be willing to consider that the form of consideration in a $26 per share transaction consist solely of cash.

   On February 10, 2000, Ton van Tielraden, Esq., Senior Vice President and General Counsel of Parent and Mr. Abramson met in Washington, D.C., where they discussed various issues regarding the Merger Agreement.

   On February 14, 2000, White & Case LLP, Parent's legal advisor, delivered to the Company and its legal advisors a Merger Agreement that included a proposal for an all-cash tender offer without a financing condition. The Merger Agreement reflected Parent's desire for strong deal protections, including a stock lock-up option, a relatively restrictive no-shop provision and a break-up fee. The Company's legal advisors responded by rejecting the lock-up stock option and certain aspects of the no-shop provision in the Merger Agreement. The Company's legal advisors also indicated that the circumstances under which the break-up fee was payable needed to be narrowed. In addition, the Company's legal advisors insisted that Parent had to respond to the Company's concerns relating to limiting conditions to the completion of the transaction.

   On February 15, 2000, Mr. Miller, Mr. Kaiser, Mr. William Grize, President and Chief Executive Officer of Stop & Shop (a subsidiary of Parent), and Mr. Bert Verhelst, Senior Vice President Administration of Parent, joined a meeting of the Executive Board of Parent. During dinner following the meeting, the attendees generally discussed potential synergy opportunities arising from the proposed transaction.

   On February 16, a telephonic meeting of the Board was held. During the meeting, management provided another update regarding Parent's proposal and the status of negotiations. The Board reconfirmed that, at the price levels being discussed, its preference was for an all-cash transaction.

   Between February 16 and March 3, 2000, management and outside legal counsel of the Company and Parent, in consultation with their respective financial advisors, conducted extensive negotiations regarding the terms of the Merger Agreement. As a result of these discussions, the Merger Agreement was revised to provide for greater certainty of closing and to address certain objections that the Company had with respect to the no-shop provision. Towards the very end of this period, the parties ultimately agreed, after lengthy negotiations, upon a break-up fee of $86 million, which was less than Parent originally sought. If the fee were payable, up to $12 million of expenses of Parent would be required to be reimbursed by the Company. At this time, the parties also agreed to remove the lock-up stock option from the Merger Agreement.

   On February 24, 2000, while merger negotiations were continuing, the Dow Jones News Service reported rumors regarding the purchase of the Company by a European buyer. The story reported that the sale price would be in the low $20s per share. The Company did not, however, receive any inquiries from any third parties (other than from Parent) with respect to any strategic combination transaction with the Company following these rumors.

   On March 3, 2000, a meeting of the Board of Directors of the Company was convened to discuss the proposed transaction. At the meeting, Mr. Miller described, among other things, the background of the transaction and the status of negotiations. Representatives of Simpson Thacher again outlined the Board's legal duties in light of a possible sale of the Company. Simpson Thacher also reviewed with the Board the principal terms and conditions of the then current draft of the Merger Agreement and, with input from the General Counsel of the Company, the legal and regulatory issues relating to the proposed transaction and possible alternatives. Representatives of Goldman Sachs presented various analyses relating to the proposed transaction and responded to questions from the directors regarding certain of these analyses. Goldman Sachs also indicated that, subject to their review of final transaction documents, they would be prepared to render an opinion to the Board that, as of the date of the Merger Agreement, the consideration to be received by the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to the stockholders of the Company. Management presented the rationale for the transaction and its views regarding the financial condition and prospects for the Company. The Board directed various questions to management and the Company's financial and legal advisors regarding these matters.

   During the March 3rd meeting, the Board also discussed, with input from the Company's financial and legal advisors, the likelihood of other potential buyers emerging, the regulatory, internal and other issues that such potential buyers would face in pursuing a transaction and the risks that the Company would face if such a transaction were delayed or not consummated. Management and the Company's legal and financial advisors responded to questions from the directors regarding the termination fee and no-shop provisions of the Merger Agreement. The Board also compared the values that likely could be obtained for stockholders pursuant to the Company's strategic plan, along with the execution risks relating to such plan in light of the depressed unaffected stock price of the Company's stock. After additional discussion among the non-management directors, the Board authorized management to finalize the terms of the transaction. The Board adjourned without any action to consider the matter further and agreed to meet on March 6 to decide on the matter.

   Between March 3 and March 6, 2000, the legal advisors of the two parties completed the negotiation of the remaining issues of the Merger Agreement.

   On March 6, 2000, in the late afternoon, a telephonic meeting of the Board of Directors was convened. Mr. Miller reported on the status of the transaction and reviewed the rationale for the proposed transaction with Parent. Representatives of Simpson Thacher updated the Board on the final terms and conditions of the Merger Agreement. Representatives of Goldman Sachs delivered their firm's opinion that the $26 in cash per Share to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders. The Board then unanimously approved and declared the advisability of the terms and conditions of the Merger Agreement and all of the transactions contemplated thereunder and recommended that the stockholders of the Company tender their Shares in the Offer.

   On the morning of March 7, the Supervisory Board of Parent met to consider and approve the transaction. The parties executed the Merger Agreement as of March 7, 2000 and publicly announced the transaction on that date.

 (2) Reasons for the Recommendation

   In making the determination and recommendation described above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

  . the price being paid for the Shares in the transaction represents a very significant premium over (a) the closing sale price of $12.56 on the New York Stock Exchange on February 22, 2000 (the date immediately prior to the date on which the market initially reacted to rumors of a potential transaction) and (b) the average closing sale price of $13.39 for the 20 days ended February 29, 2000;

  . the price being paid represents a modest premium over the 52-week high of $24.62 for the historical market prices for the Shares;

  . the opinion of Goldman Sachs to the effect that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view (the full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex A; holders of Shares are encouraged to read such opinion in its entirety);

  . the Company's business, its current financial condition and results of operations, and its future prospects, and the Board's belief, on the basis of their familiarity with these matters, that the consideration to be received by the Company's stockholders in the transaction fairly reflects the Company's intrinsic value, including its potential for future growth;

  . the recent evaluation by the Board of the Company's strategic plan, which is meaningfully dependent on external growth through acquisitions, and the execution risks related to achieving the plan, compared to the risks and benefits of the transaction;

  . the Company's opportunity to grow through acquisitions at this time, which is a key element of its strategic plan, is presently constrained by its ability to use its stock as acquisition currency (due to a low unaffected stock price) and its limited capacity to finance large acquisitions through debt (especially as compared to its most significant competitor);

  . the strong likelihood of obtaining the necessary regulatory approvals required to consummate the Merger, including antitrust approvals;

  . the Offer allows holders of Shares to receive cash for their Shares as early as April 7, 2000 (or promptly thereafter);

  . the views expressed by management and Goldman Sachs that, based upon their understanding of applicable market conditions and the views expressed by legal counsel as to regulatory constraints, there are only a limited number of potential buyers that would reasonably be viewed as having an interest in a business combination transaction with the Company (at the price being paid for the Shares) and that the level of any such interest could reasonably be expected to be diminished by regulatory issues or internal issues that such potential buyers confront at this time;

  . the views expressed by legal counsel regarding significant antitrust issues arising out of potential business combination transactions with certain competitors and the difficulty of negotiating, executing and consummating a transaction with such parties;

  . the fact that no party other than Parent had made or expressed any interest in making a proposal to acquire the Company after the possibility of an acquisition of the Company by a European buyer was reported by the Dow Jones News Service on February 24, 2000;

  . that the price being paid in the transaction, based on the financial presentation made by Goldman Sachs, represents a multiple of the estimated Latest Twelve Months EBITDA (earnings before interest, taxes, depreciation and amortization) which compares favorably to the multiple of EBITDA paid in other transactions in the food distribution industry;

  . that while the Company is prohibited from soliciting, facilitating or encouraging Acquisition Proposals, the Company may, in response to a third party who submits an unsolicited Acquisition Proposal, (i) participate in discussions with or furnish information to such third party to determine whether such Acquisition Proposal is or could reasonably likely lead to a Superior Proposal and (ii) if the Board of Directors of the Company (after consultation with an investment banking firm) reasonably determines in good faith that such Acquisition Proposal is a Superior Proposal, participate in discussions or negotiations with or furnish information to such third party, if the Board of Directors of the Company (after receiving advice from outside legal counsel) reasonably determines in good faith that it is necessary to take such action to comply with its fiduciary duties;

  . the $86 million termination fee (plus up to $12 million in expenses), which in the aggregate is less than $1.00 per Share, was insisted on by Parent as a condition of the transaction;

  . the Board's conclusion that the size of the termination fee was reasonable in light of the benefits of the Offer and the Merger;

  . the limited number of instances in which a termination fee is payable by the Company;

  . the terms of the Merger Agreement, including the fiduciary-out language and the break-up provisions (and the absence of any lock-up stock option agreement), would not prevent the Company from accepting a Superior Proposal;

  . the agreement of Parent not to commence the Offer until the fifth business day after the announcement of the Merger Agreement and not to consummate the Offer prior to 20 business days after such announcement, which would permit any party interested in acquiring the Company at least 25 business days to prepare and communicate an acquisition proposal following announcement of the transaction;

  . the possibility that Parent's ability to write-off goodwill to equity under Dutch generally accepted accounting principles, which enhances Parent's valuation of the Company, will no longer be available as of January 1, 2001;

  . the fact that various provisions of the Merger Agreement impose obligations on Parent that improve the certainty of closing the transaction;

  . the absence of a financing condition on Parent's obligation to consummate the Offer;

  . the limited number and nature of other conditions to Parent's obligation to consummate the Offer and the limited risk of non-satisfaction thereof; and

  .  the other terms and conditions of the Offer and the Merger.

   The Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

 (c) Intent to Tender

   To the best knowledge of the Company, (i) its executive officers, directors, affiliates and subsidiaries currently owning Shares presently intend to tender such Shares to the Purchaser pursuant to the Offer, except to the extent such tender would violate applicable securities laws or require disgorgement of any profits arising from such tender to the Company under Section 16 of the Securities Exchange Act of 1934, as amended, and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intend to otherwise sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

   Pursuant to the terms of the engagement letter dated January 18, 2000 (the "Engagement Letter"), the Company retained Goldman Sachs to render financial advisory services to the Company, and in accordance with such engagement, Goldman Sachs has advised the Company with respect to the Offer and related matters.

   In connection with any Transaction (as defined below) involving the transfer of 50% or more of the outstanding common stock or assets of Company, such as the Offer and the Merger, Goldman Sachs will be entitled to receive a fee equal to the greater of (a) .04222% of the Aggregate Consideration up to an amount based on a Company common stock price of $32 per share, plus .80% of the Aggregate Consideration (including assumed debt) in excess of such amount and (b) $14 million. Such fee is payable upon consummation of the Transaction; provided, however, that, in connection with a sale of the Company involving a tender offer or other purchase or sale of stock the transaction fee will be payable and calculated as though 100% of the outstanding common stock on a fully diluted basis had been acquired for the same price per share paid in a Transaction in which 50% or more of the Company's outstanding common stock is acquired.

   Under the Engagement Letter:

  "Transaction" is defined as a merger or other business combination transaction involving, or the sale or other transfer of all or substantially all of the stock or assets of the Company to, any third party; and

  "Aggregate Consideration" is defined as (i) in the case of the sale, exchange or purchase of the Company's equity securities, the total consideration paid for such securities (including amounts paid to holder of options, warrants and convertible securities), plus the principal amount of all indebtedness for borrowed money (subject to a maximum of $550 million of such indebtedness)) assumed, defeased or retired in connection with a Transaction (minus cash on hand and cash proceeds from the exercise of outstanding options) and (ii) in the case of a sale or disposition by the Company of assets, the total consideration paid for such assets, plus the net value of any current assets not sold by the Company and the principal amount of all indebtedness for borrowed money (subject to a maximum of $550 million of such indebtedness) assumed, defeased or retired in connection with a Transaction.

   The Company has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of outside counsel, and to indemnify Goldman Sachs and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

   In the ordinary course of its business, Goldman Sachs has provided certain investment banking services to the Company from time to time, including having acted as the Company's financial advisor with respect to the acquisition of Rykoff-Sexton, Inc. in December 1997, having acted as co-managing underwriter of a secondary public offering of 7,808,898 Shares in March 1999 and having acted as the Company's financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs has also provided certain investment banking services to Parent from time to time, including having acted as Parent's financial advisor in connection with Parent's acquisition of Stop & Shop Companies in 1996, having acted as the lead managing underwriter in connection with Parent's public offering of 30,000,000 common shares, par value NLG 0.50 per share (the "Parent Shares"), of Parent in April 1998 and 45,000,000 Parent Shares in September 1998, and in connection with Parent's public offering of NLG 1,300,000,000 aggregate principal amount of 3% Convertible Subordinated Notes due 2003 in September 1998 (the "Convertible Notes"). Goldman Sachs also expects to assist Parent in connection with securing long-term financing to replace a short-term credit facility that Parent expects to use to fund the cash purchase price pursuant to the Offer and the Merger. As of March 7, 2000, Goldman Sachs had accumulated a long position of 17,400 Shares, a long position of $15,682,000 aggregate principal amount of the Convertible Notes against which Goldman Sachs is short $59,930,000 aggregate principal amount of the Convertible Notes and a long position of warrants to purchase 2,000,000 Parent Shares against which Goldman Sachs is short warrants to purchase 6,780,450 Parent Shares.

   Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to others with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

   Except as set forth below, and other than ordinary course purchases under the Company's 401(k) Retirement Savings Plan (the "401(k) Plan") and Employee Stock Purchase Plan, there have been no transactions in Shares which were effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

   On January 10, 2000, James Miller exercised a reload stock option. The option was exercised for 9,600 shares at an exercise price of $10.50 per share. In accordance with the reload feature of the option exercised, (i) 7,250 Shares otherwise issuable upon exercise of the option were used to satisfy the exercise price and tax withholding obligations arising from such exercise, so that a net of 2,350 Shares were issued to Mr. Miller and (ii) Mr. Miller was issued a new option for 7,250 Shares with a strike price of $18.44 per Share.

   On January 10, 2000, Mark Kaiser exercised a reload stock option. The option was exercised for 9,760 Shares at an exercise price of $10.63 per share. In accordance with the reload feature of the option exercised, (i) 7,410 Shares otherwise issuable upon exercise of the option were used to satisfy the exercise price and tax withholding obligations arising from such exercise, so that a net of 2,350 Shares were issued to Mr. Kaiser and (ii) Mr. Kaiser was issued a new option for 7,410 Shares with a strike price of $18.44 per share.

   On January 10, 2000, David Abramson exercised a reload stock option. The option was exercised for 5,900 Shares at an exercise price of $5.50 per Share. In accordance with the reload feature of the option exercised, (i) 3,546 Shares otherwise issuable upon exercise of the option were used to satisfy the exercise price and tax withholding obligations arising from such exercise, so that a net of 2,354 Shares were issued to Mr. Abramson and (ii) Mr. Abramson was issued a new option for 3,546 Shares with a strike price of $18.44 per Share.

   On March 6, 2000, the Company issued 452,297 Shares to the 410(k) Plan. The Shares were valued at $17.6875 per Share, for a total contribution of $8,000,003.19. On March 9, 2000, the Company transferred $310,200.53 to the 401(k) Plan. Also on March 9, 2000, the 401(k) Plan took an additional $653,483.91 from its forfeiture account and used the total of $963,684.44 to purchase 38,021 Shares on the open market at a weighted average price per Share of $25.3461. These transactions were in satisfaction of the Company's obligation to make its 1% fixed and 2% matching contribution to the 401(k) Plan for the 1999 Plan year (based on the calendar year).

Item 7. Purposes of the Transaction and Plans or Proposals.

   (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of securities by or of the Company; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

   (b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

 (a) Section 14(f) Information Statement

   The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser pursuant to the Merger Agreement of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

 (b) Section 203 of the Delaware General Corporation Law

   As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the time that such a stockholder became an interested stockholder, unless (i) the corporation has provided in its certificate of incorporation not to be governed by Section 203 (the Company's certificate of incorporation contains no such provision), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder,
(iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, if such stockholder is an affiliate or associate of the corporation, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

   Prior to execution of the Merger Agreement, the Board of Directors of the Company approved the Merger Agreement and the transactions contemplated thereunder, including the Offer and the Merger, and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

 (c) Section 253 of the Delaware General Corporation Law

   Under Section 253 of the DGCL, if Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a meeting of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares upon consummation of the Offer, a meeting of the Company's stockholders will be required under the DGCL to effect the Merger.

 (d) Appraisal Rights

   No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, persons who are holders of Shares, at the effective time of the Merger, will have certain rights under
Section 262 of the DGCL to demand appraisal of their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares in lieu of the merger consideration of $26.00 per Share. The value so determined could be more or less than the Offer Price.

 (e)  Antitrust

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements. There may be similar antitrust requirements in other jurisdictions.

   On March 10, 2000, each of Parent and the Company filed with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent and the Company, unless both the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parent and/or the Company, the waiting period would be extended for an additional 10 calendar days following substantial compliance by Parent and/or the Company with such request. Thereafter, the waiting period may be extended only by court order. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

   Although the Company believes that Purchaser's acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be.

 (f) Amendment to the Rights Agreement

   The Company and ChaseMellon Shareholder Services, L.L.C., parties to the Rights Agreement, amended the Rights Agreement as of March 6, 2000 in accordance with the terms and conditions set forth in Amendment No. 1 to the Rights Agreement ("Amendment No. 1"), a copy of which amendment is included as
Exhibit 7 hereto and is incorporated herein by reference. Pursuant to Amendment No. 1, neither Parent, Purchaser, nor any of their Affiliates or Associates shall be deemed to be an Acquiring Person solely by virtue (as such terms are defined in the Rights Agreement) of (i) the approval, execution, delivery or performance of the Merger Agreement, (ii) the making or consummation of the Offer or the Merger in accordance with the provisions of the Merger Agreement or any public announcement relating thereto, (iii) the acquisition of shares of Common Stock in accordance with the provisions of the Merger Agreement pursuant to the Offer or the Merger or (iv) the consummation of any other transaction to be effected pursuant to the Merger Agreement in accordance with the provisions thereof. A copy of the Rights Agreement is included as Exhibit 6 hereto and is incorporated herein by reference.

Item 9. Material to be filed as Exhibits.

   The following exhibits are filed herewith:

     Exhibit 1 Offer to Purchase.(1)(2)


     Exhibit 2 Letter of Transmittal.(1)(2)


     Exhibit 3 Agreement and Plan of Merger, dated as of March 7, 2000, among
               Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on March 13, 2000).

     Exhibit 4 Letter to Stockholders dated March 13, 2000.(2)


     Exhibit 5 Press Release, dated March 7, 2000 (incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on March 13, 2000).


     Exhibit 6 Amended and Restated Rights Agreement, dated as of October 4,
               1999, between the Company and ChaseMellon Shareholder Services,
               L.L.C. (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-3 filed with the
               Commission on December 22, 1999 (Commission File No. 333-
               93453)).

     Exhibit 7 Amendment, dated as of March 6, 1999, to the Amended and
               Restated Rights Agreement, dated as of October 4, 1999
               (incorporated by reference to Exhibit 9 to the Form 8-A/A of the Company filed with the Commission on March 7, 2000
               (Commission File
               No. 001-12601)).

     Exhibit 8 Opinion of Goldman, Sachs & Co., dated March 7, 2000.(3)


     Exhibit 9 Information Statement Pursuant to Section 14(f) of the
               Securities Exchange Act of 1934 and Rule 14f-1 thereunder.(4)

--------
(1) Filed as an exhibit to the Tender Offer Statement on Schedule TO, dated March 13, 2000, of Parent and Purchaser and incorporated herein by reference.
(2)   Included in copy mailed to stockholders.
(3)   Filed herewith as Annex A to this Schedule 14D-9.
(4)   Filed herewith as Annex B to this Schedule 14D-9.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          U.S. Foodservice


                                          By: /s/ David M. Abramson
                                              ----------------------------------
                                              Name:  David M. Abramson
                                              Title:  Executive Vice President
                                                      and General Counsel

Dated: March 13, 2000

                                                                         ANNEX A


                         [LETTERHEAD OF GOLDMAN SACHS]


PERSONAL AND CONFIDENTIAL
-------------------------

March 7, 2000

Board of Directors
U.S. Foodservice
9755 Patuxent Woods Drive
Columbia, MD 21046

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of U.S. Foodservice (the "Company") of the $26.00 per Share in cash proposed to be paid by Koninklijke Ahold N.V. ("Buyer") in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of March 7, 2000, among Buyer, Snow Acquisition, Inc. ("Acquisition Sub"), an indirect wholly-owned subsidiary of Buyer, and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $26.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Acquisition Sub will be merged into the Company (the "Merger") and each then outstanding Share (other than Shares already owned directly or indirectly by Buyer, the Company or any of their subsidiaries or any Shares held by dissenting stockholders) will be converted into the right to receive $26.00 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor with respect to the acquisition of Rykoff-Sexton, Inc. in December 1997, having acted as co-managing underwriter of a secondary public offering of 7,808,898 Shares in March 1999 and having acted as the Company's financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We have also provided certain investment banking services to Buyer from time to time, including having acted as Buyer's financial advisor in connection with Buyer's acquisition of the Stop & Shop Companies in March 1996, having acted as the lead managing underwriter in connection with Buyer's public offering of 30,000,000 Common Shares, par value NLG 0.50 per share (the "Buyer Shares"), of Buyer in April 1998 and 45,000,000 Buyer Shares in September 1998, and in connection with Buyer's public offering of NLG 1,300,000,000 aggregate principal amount of 3% Convertible Subordinated Notes due 2003 in September 1998 (the "Convertible Notes"). We also may provide investment banking services to Buyer and its subsidiaries in the future. In that regard, we note that Buyer, with the Company's consent, has requested that Goldman, Sachs & Co. assist it in connection with securing long-term financing to replace a short-term facility Buyer has put in place to fund the cash purchase price pursuant to the Tender Offer and the Merger. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Buyer for its own account and for the accounts of its customers. As of the date hereof, Goldman, Sachs & Co. had accumulated a long position of 17,400 Shares, a long position of $15,682,000 aggregate principal amount of the Convertible Notes against which Goldman, Sachs & Co. is short $59,930,000 aggregate principal amount of the Convertible Notes and a long position of warrants to purchase 2,000,000 Buyer Shares against which Goldman, Sachs & Co. is short warrants to purchase 6,780,450 Buyer Shares.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 30, 1999; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the foodservice distribution industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition or other business combination with the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction, or, if applicable, as to how any holder of Shares should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $26.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
--------------------------------
(GOLDMAN, SACHS & CO.)

                                                                         ANNEX B

                                U.S. Foodservice
                           9755 Patuxent Woods Drive
                            Columbia, Maryland 21046
                                 (410) 312-7100

                       Information Statement Pursuant to
                        Section 14(f) of the Securities
                 Exchange Act of 1934 and Rule 14f-1 Thereunder

   This Information Statement ("Information Statement") is being mailed on or about March 13, 2000, as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of U.S. Foodservice (the "Company") to the holders of shares of common stock, $0.01 par value per share, of the Company (the "Shares"). The Information Statement is being furnished in connection with the Agreement and Plan of Merger, dated as of March 7, 2000 (the "Merger Agreement"), by and among Koninklijke Ahold N.V., a company organized under the laws of The Netherlands ("Parent"), Snow Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), and the Company, in accordance with the terms and subject to the conditions of which (i) Purchaser, on behalf of Parent, will commence a tender offer (the "Offer") to purchase all outstanding Shares, including the associated preferred share purchase rights, at a price of $26.00 per Share, net to the seller in cash, without interest thereon, and (ii) following the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become an indirect wholly owned subsidiary of Parent.

   You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Company's Board of Directors (the "Board") under the circumstances described in the Merger Agreement. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. See "Parent Designees" below.

   Purchaser commenced the Offer on March 13, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, April 7, 2000, unless the Offer is extended pursuant to the terms of the Merger Agreement.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

   The information contained in this Information Statement or incorporated by reference herein concerning Parent, Purchaser, or their respective officers, directors, representatives or affiliates or actions or events with respect to any of them, was provided by Parent or Purchaser and the Company takes no responsibility for such information.

Parent's Designees

   The Merger Agreement provides that, promptly upon the consummation of the Offer, Purchaser shall be entitled to designate such number of directors (the "Designees"), rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to any increase in the size of such Board pursuant to this sentence) multiplied by the percentage that the number of Shares beneficially owned by Purchaser or its affiliates at such time bears to the total number of Shares then outstanding. At such time, the Company shall use commercially reasonable efforts to take any and all such action needed to cause the Designees to be appointed to the Board, including using its commercially reasonable efforts to cause certain directors to resign and/or increasing the size of the Board; provided, however, that the Company and Purchaser shall use their respective commercially reasonable efforts so that the Board shall continue to have at least three members who were directors of the Company on the signing date of the Merger Agreement (the "Continuing Directors").

   Parent has informed the Company that it will choose the Designees from the directors and executive officers of Parent and/or its affiliates listed in
Schedule I attached hereto. Parent has informed the Company that each of the directors and executive officers listed in Schedule I has consented to act as a director if so designated. The business address of Parent and Purchaser is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands.

   It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully-diluted basis and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Company's Board.

   Following the election or appointment of the Designees pursuant to the terms of the Merger Agreement and prior to the Effective Time, any amendment or modification of the Merger Agreement, the Company's Restated Certificate of Incorporation, as amended, or the Company's Amended and Restated By-laws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights under the Merger Agreement, and any other consent or action by the Company pursuant to the Merger Agreement, shall be effected only if there are in office one or more Continuing Directors and such action is approved by a majority of such Continuing Directors.

   Based solely on the information set forth in the Offer to Purchase, none of the Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any current directors or executive officers of the Company, (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of the Company or (iv) has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

Certain Information Regarding the Company

   The Shares are the only class of voting securities of the Company outstanding. The holders of a majority of the outstanding Shares represented in person or by proxy will constitute a quorum. Each stockholder is entitled to one vote per share. Assuming the presence of a quorum, the affirmative vote of a plurality in interest of the stockholders present in person or by proxy and entitled to vote thereon is required to elect the directors. As of March 3, 2000, there were 102,587,339 Shares outstanding.

                 Information Concerning Directors and Executive
                            Officers of the Company

The Current Members of the Board

   The Board currently consists of nine members. The Board is divided into three classes and each director serves for a term of three years and until his successor is duly elected and qualified or until his death, resignation or removal. The names of the current members of the Board, their ages (as of October 14, 1999) and certain other information about them are set forth below. As indicated above, some of the current members of the Board may resign effective immediately following the purchase of the Shares by Purchaser pursuant to the Offer.

                         Positions
Name (Date               with U.S.      Director  Principal Occupations           Other
Term Expires)           Foodservice      Since    During Last Five Years  Age Directorships
-------------           -----------     --------  ----------------------  --- -------------
James L. Miller     Chairman of the       1989   Chairman of the Board of 50  None
 (2000)             Board of Directors           Directors and Chief
                    and Chief                    Executive Officer, U.S.
                    Executive Officer;           Foodservice, 7/89 to
                    President                    present

                                                 President, U.S.
                                                 Foodservice, 7/89 to
                                                 12/97 and 1/98 to
                                                 present


Mark P. Kaiser      Executive Vice        1996   Executive Vice           42  None
 (2002)             President-Sales,             President-Sales,
                    Marketing and                Marketing and
                    Procurement;                 Procurement, U.S.
                    Director                     Foodservice, '98 to
                                                 present

                                                 Senior Vice President-
                                                 Sales, Marketing and
                                                 Procurement, U.S.
                                                 Foodservice, '93 to '98


David M. Abramson   Executive Vice        1994   Executive Vice President 46  None
 (2000)             President and                and General Counsel,
                    General Counsel;             U.S. Foodservice, 1/98
                    Secretary; Director          to present

                                                 Secretary, U.S.
                                                 Foodservice, 9/96 to
                                                 present

                                                 Senior Vice President
                                                 and General Counsel,
                                                 U.S. Foodservice, 7/96
                                                 to 1/98

                                                 President and Managing
                                                 Principal, Levan,
                                                 Schimel, Belman &
                                                 Abramson, P.A. (a law
                                                 firm), '92 to '96


Michael J. Drabb    Director              1994   Executive Vice           66  New York Life
 (2002)                                          President, O'Brien Asset     Mainstay VP
                                                 Management, Inc. (an         Fund, Inc.;
                                                 institutional asset          MONY Series
                                                 management firm), 8/93       Fund, Inc.
                                                 to present


Eric E. Glass       Director              1996   Chairman of the Board,   59  Gettysburg
 (2001)                                          The Taney Corporation (a     Hospital
                                                 stairway components
                                                 manufacturer), '95 to
                                                 present


Paul I. Latta, Jr.  Director              1996   Retired, 6/99 to present 56  None
 (2001)
                                                 Senior Vice President,
                                                 The Rouse Company (a
                                                 real estate development
                                                 and management company),
                                                 '93 to 6/99


Dean R. Silverman   Director              1996   Managing Director of     48  None
 (2000)                                          Finance and Strategy,
                                                 Washington Capitals NHL
                                                 franchise, 7/99 to
                                                 present

                                                 President, Dean &
                                                 Company Strategy
                                                 Consultants, Inc. (a
                                                 strategic management
                                                 consulting company),
                                                 7/93 to 7/99

                        Positions
Name (Date              with U.S.      Director  Principal Occupations           Other
Term Expires)          Foodservice      Since    During Last Five Years  Age Directorships
-------------          -----------     --------  ----------------------  --- -------------


Lewis Hay, III          Director         1991   Vice President and Chief 44  Utilities,
 (2001)                                         Financial Officer, FPL       Inc. (a
                                                Group, Inc. (a public        holding
                                                holding company), 8/99       company that
                                                to present                   owns and
                                                                             operates water
                                                Senior Vice President        and waste
                                                and Chief Financial          water
                                                Officer, Florida Power       utilities)
                                                and Light Company (a
                                                wholly owned subsidiary
                                                of FPL Group and a
                                                regulated electric
                                                utility), 8/99 to
                                                present.

                                                President, LSME
                                                Acquisition Company, LLC
                                                (a company formed to
                                                acquire
                                                telecommunications
                                                operations), 6/99 to
                                                7/99

                                                Executive Vice
                                                President, U.S.
                                                Foodservice, 9/97 to
                                                5/99

                                                Senior Vice President
                                                and Chief Financial
                                                Officer, U.S.
                                                Foodservice, '91 to '97


Jeffrey D. Serkes       Director         1996   Vice President-Finance,  40  IBM Credit
 (2002)                                         Sales and                    Corporation
                                                Distribution,
                                                International Business
                                                Machines Corporation,

                                                6/99 to present
                                                Vice President and
                                                Treasurer, IBM, 1/95 to
                                                5/99

Executive Officers

   The following individuals currently serve as executive officers of the
Company:

                                                             Principal Occupation During
                                                                 Last Five Years and
   Name                       Position                              Directorships
   ----                       --------                      ----------------------------
James L. Miller               Chairman of the Board of      Chairman of the Board of
                              Directors; Chief Executive    Directors and Chief
                              Officer; President            Executive Officer, 7/89 to
                                                            present; President, 7/89 to
                                                            12/97 and 1/98 to present
Mark P. Kaiser                Executive Vice President-     Executive Vice President-
                              Sales, Marketing and          Sales, Marketing and
                              Procurement; Director         Procurement, '98 to present;
                                                            Senior Vice President-Sales,
                                                            Marketing and Procurement,
                                                            '93 to '98
David M. Abramson             Executive Vice President and  Executive Vice President and
                              General Counsel; Secretary;   General Counsel, 1/98 to
                              Director                      present; Secretary, 9/96 to
                                                            present; Senior Vice
                                                            President and General
                                                            Counsel, 7/96 to 1/98;
                                                            President and Managing
                                                            Principal, Levan, Schimel,
                                                            Belman & Abramson, P.A. (a
                                                            law firm), '92 to '96
George T. Megas               Senior Vice President and     Senior Vice President and
                              Chief                         Chief
                              Financial Officer             Financial Officer, 4/99 to
                                                            present; Vice President-
                                                            Finance, '91 to 4/99

Board of Directors and Committees of the Board

   The Board held five meetings during the Company's 1999 fiscal year, which ended on July 3, 1999. During fiscal 1999, each director attended at least 75% of the aggregate of the total number of meetings of the Board held during the period he served as a director and the total number of meetings held by each committee of the Board on which he served during the period for which he served.

   The Board currently has standing audit, nominating and compensation committees.

   The Audit Committee. The audit committee, which held five meetings during fiscal 1999, currently consists of Mr. Silverman, who is the Chairman, Mr. Drabb and Mr. Serkes. This committee is responsible for recommending to the full board of directors the selection of the Company's independent auditors, reviewing the scope of the audit plan and the results of each audit with management and the independent auditors, reviewing the adequacy of the Company's system of internal accounting controls in consultation with the independent auditors, reviewing generally the activities and recommendations of the independent auditors, and exercising oversight with respect to the Company's code of conduct and other policies and procedures regarding adherence with legal requirements.

   The Compensation Committee. The compensation committee, which held three meetings during fiscal 1999, currently consists of Mr. Drabb, who is the Chairman, Mr. Glass and Mr. Latta. James P. Miscoll served as a member of the compensation committee during fiscal 1999 and until his term as a director concluded on November 18, 1999. This committee is responsible for establishing the compensation and benefits of the executive officers of U.S. Foodservice, monitoring compensation arrangements for management employees for consistency with corporate objectives and stockholders' interests and administering some of the Company's benefit plans.

   The Nominating Committee. The nominating committee, which held one meeting during fiscal 1999, currently consists of Mr. Abramson, who is the Chairman, Mr. Glass and Mr. Silverman. Mr. Hay served as Chairman of the nominating committee during fiscal 1999 until his resignation from the committee effective April 22, 1999. Matthias B. Bowman served as a member of the nominating committee during fiscal 1999 until his resignation from the board of directors and the committee effective March 31, 1999. The nominating committee is responsible for recommending to the full Board potential candidates for membership on the Board. The Company's Restated Certificate of Incorporation, as amended, provides that any stockholder wishing to nominate persons for election as directors at a U.S. Foodservice annual meeting must deliver to the Secretary of the Company at the Company's principal office in Columbia, Maryland, a written notice of the stockholder's intention to make such a nomination. The stockholder is required to furnish the notice no later than 90 days prior to the date that is one year from the date of the most recent preceding meeting of stockholders. The notice must include the following information: (1) the name and address of record of the stockholder who intends to make the nomination; (2) a representation that the stockholder is a holder of record of common stock and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (3) the name, age, business and residential addresses and principal occupation or employment of each nominee; (4) a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons, naming such person or persons, pursuant to which the nomination or nominations are to be made by the stockholder; (5) such other information regarding each proposed nominee as would be required to be included in a proxy statement filed under the rules and regulations of the SEC; and (6) the written consent of each proposed nominee to serve as a director of U.S. Foodservice if so elected.

Director Compensation

   Fees. Directors who are not employees of the Company receive an annual fee of $24,000, plus $1,000 for each Board meeting attended in person, $750 for each Board meeting attended by conference telephone, $1,000 for each committee meeting attended in person ($500 if attended in person on the date of a Board meeting) and $500 for each committee meeting attended by conference telephone. The Chairman of the compensation committee and the Chairman of the audit committee each receive an additional annual fee of $2,000.

   Stock Option Grants. Non-employee directors receive an annual grant of options for 4,000 shares of common stock under the Company's Stock Option Plan for Outside Directors. This plan also generally provides that each such director will receive options to purchase 5,000 shares of common stock upon the director's initial election or appointment to the Board.

   Deferred Compensation Plan. Each non-employee director may choose to defer all or a portion of his annual retainer and his meeting fees for each fiscal year under the Company's Non-Employee Director Voluntary Deferred Compensation Plan, which was adopted effective January 1, 1999. The Company will make a 25% matching credit for each amount a director elects to defer under this plan. Directors are fully vested in both the amounts of their deferrals and the amounts credited by the Company.

   Each director who participates in the plan has an individual account which is credited with the periodic deferrals made by the director and credits made by the Company. These amounts are deemed to be invested in U.S. Foodservice common stock. Each participating director's account is credited and adjusted in the amounts by which the deferrals and credits would have increased or been adjusted if they had been invested in the common stock.

   Proceeds from a director's account may be distributed upon the director's separation from service at a stated age, the termination of the director's eligibility to participate in the plan, or the occurrence of a change of control of the Company as defined in the plan. Other than in the foregoing circumstances, a director may receive a distribution of amounts in his account only upon a showing of hardship and the approval of a hardship distribution by the compensation committee. Proceeds may be distributed in either a lump sum or in up to five annual installments, at the director's election. All distributions from directors' accounts will be in the form of common stock issuable under the Company's 1998 Stock Option and Incentive Plan.

   For the portion of fiscal 1999 in which the plan was in effect, each of the Company's non-employee directors participated in the plan and elected to defer at least a portion of his annual retainer or meeting fees for the year. The total amount that each of the non-employee directors deferred under the plan during fiscal 1999 was as follows: for Mr. Drabb, $13,000; for Mr. Glass, $15,250; for Mr. Latta, $12,000; for Mr. Miscoll, $15,250; for Mr. Serkes, $15,750; for Mr. Silverman, $10,400; and for Mr. Sweet, $14,750. The Company made the following matching contributions under the plan during fiscal 1999: for Mr. Drabb, $3,250; for Mr. Glass, $3,813; for Mr. Latta, $3,000; for Mr. Miscoll, $3,813; for Mr. Serkes, $3,938; for Mr. Silverman, $2,600; and for Mr. Sweet, $3,688. As of July 3, 1999, the value of each non-employee director's individual account credited with these contributions was as follows: for Mr. Drabb, $16,054; for Mr. Glass, $18,829; for Mr. Latta, $14,819; for Mr. Miscoll, $18,829; for Mr. Serkes, $19,388; for Mr. Silverman, $12,843; and for Mr. Sweet, $18,179.

                               Security Ownership

   The information presented below regarding beneficial ownership of the Shares has been presented in accordance with rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of common stock includes any shares as to which a person, directly or indirectly, has or shares voting power or investment power and also shares any as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option or other right.

   All information presented herein concerning the Shares gives effect to the Company's two-for-one split of the common stock of the Company in the form of a dividend which was completed on August 4, 1999.

Security Ownership of Directors and Executive Officers

   The following table presents, as of January 31, 2000, information regarding the beneficial ownership of the common stock by each director and each executive officer of the Company named in the summary compensation table under the "Executive Compensation" section of this Information Statement and all directors and executive officers of the Company as a group:

                                                           Amount and
                                                           Nature of
                                                           Beneficial Percent of
      Name of Beneficial Owner                             Ownership   Class(1)
      ------------------------                             ---------- ----------
      David M. Abramson(2)................................   109,748       *
      Michael J. Drabb(3).................................    24,000       *
      Eric E. Glass(4)....................................    20,800       *
      Lewis Hay, III(5)...................................   261,749       *
      Mark P. Kaiser(6)...................................   232,507       *
      Paul I. Latta, Jr.(7)...............................    20,000       *
      George T. Megas(8)..................................   105,468       *
      James L. Miller(9)..................................   776,918       *
      Jeffrey D. Serkes(10)...............................    16,000       *
      Dean R. Silverman(11)...............................    18,200       *
      All directors and executive officers as a group
       (10 persons)(12)................................... 1,585,389     1.5%

--------
  *   Less than 1%.
 (1) The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Except as noted, all persons listed above have sole voting and investment power with respect to their shares.
 (2) Includes outstanding options exercisable within 60 days to purchase 99,709 shares and 4,000 shares held by a family trust for the benefit of Mr. Abramson's minor children, of which Mr. Abramson acts as the trustee and with respect to which he exercises voting and investment power.
 (3) Includes outstanding options exercisable within 60 days to purchase 22,000 shares.
 (4) Includes outstanding options exercisable within 60 days to purchase 20,000 shares.
 (5) Includes outstanding options exercisable within 60 days to purchase 222,524 shares. Also includes 762 shares held by Mr. Hay's wife as a custodian for their minor children. Mr. Hay disclaims beneficial ownership of such shares.
 (6) Includes outstanding options exercisable within 60 days to purchase 140,918 shares.
 (7) Includes outstanding options exercisable within 60 days to purchase 16,000 shares.
 (8) Includes outstanding options exercisable within 60 days to purchase 62,988 shares.
 (9) Includes outstanding options exercisable within 60 days to purchase 418,943 shares.

(10) Includes outstanding options exercisable within 60 days to purchase 16,000 shares.
(11) Includes outstanding options exercisable within 60 days to purchase 16,000 shares.
(12) Includes outstanding options exercisable within 60 days to purchase 1,035,082 shares. The information regarding beneficial ownership of Shares by this group is included in reliance upon reports filed with the SEC or the Company by such parties.

Security Ownership of Principal Stockholders

   The following table presents, as of December 31, 1999, information based upon the Company's records and filings with the SEC regarding each person known to the Company to be the beneficial owner of more than 5% of the Shares:

                                                           Amount and
                                                           Nature of
      Name of                                              Beneficial Percent of
      Beneficial Owner                                     Ownership    Class
      ----------------                                     ---------- ----------
      T. Rowe Price Associate, Inc.(1).................... 12,327,376    12.1%
      Putnam Investments, Inc.(2).........................  7,347,774     7.2%

--------
(1) Based on a Schedule 13G/A filed on February 9, 2000 by T. Rowe Price Associates, Inc. ("TRP"). It was reported that TRP has sole voting power over 1,691,458 shares, sole dispositive power over 12,327,376 shares, and shared voting or dispositive power over no shares. The address of TRP is 100 East Pratt Street, Baltimore, MD 21202. The information regarding beneficial ownership of Shares by this person is included in reliance upon reports filed with the SEC by such person.
(2) Based on a Schedule 13G filed on February 18, 2000 by (i) Marsh and McLennan Companies, Inc. ("M&M"), (ii) Putnam Investments, Inc. ("PII"),
    (iii) Putnam Investment Management, Inc. ("PIM") and (iv) The Putnam Advisory Company, Inc. ("PAC"). It was reported that (i) M&M holds no shares in any capacity, (ii) PII has shared voting power over 707,510 shares and shared dispositive power over 7,347,774 shares, (iii) PIM has shared dispositive power over 5,013,400 shares and (iv) PAC has shared voting power over 707,510 shares and shared dispositive power over 2,334,374 shares. The address of M&M is 1166 Avenue of the Americas, New York, NY 10036, and the address of each of PII, PIM and PAC is One Post Office Square, Boston, MA 02109. The information regarding beneficial ownership of Shares by this person is included in reliance upon reports filed with the SEC by such person.

                Compensation of Executive Officers and Directors

Executive Compensation

   The following table sets forth the compensation paid to the Chief Executive Officer of U.S. Foodservice and to each of the Company's other four most highly compensated executive officers for fiscal 1999, referred to collectively as the named executive officers:

                           Summary Compensation Table

                                      Annual Compensation              Long-Term  Compensation
                          -------------------------------------------- -----------------------
                                                                        Restricted  Securities
Name and Principal        Fiscal                       Other Annual       Stock     Underlying     All Other
Position                   Year  Salary($) Bonus($) Compensation($)(1) Awards($)(2) Options(#) Compensation($)(3)
------------------        ------ --------- -------- ------------------ ------------ ---------- ------------------
James L. Miller.........   1999   600,000  639,780           --         3,034,219    382,054        147,254
 Chairman of the Board,    1998   550,000  605,000        50,904              --      93,069          9,821
 President and Chief
 Executive Officer         1997   350,000  448,875           --               --     127,097          5,361
Mark P. Kaiser..........   1999   360,000  383,868           --         1,529,850    181,446         90,299
 Executive Vice
 President--Sales,         1998   325,000  357,500           --               --      19,540          6,796
 Marketing and
 Procurement               1997   225,000  288,562           --               --      35,395          5,056
David M. Abramson.......   1999   325,000  346,547           --           651,849     82,214         83,879
 Executive Vice President  1998   300,000  330,000           --               --      19,540          6,719
 and General Counsel       1997   225,000  288,562           --               --      25,000          5,506
George T. Megas(4)......   1999   180,663  120,000           --           908,743     60,088         45,826
 Senior Vice President     1998   160,000   91,385           --               --       8,162          5,623
 and Chief Financial
 Officer                   1997   110,000   81,200           --               --      23,571          4,593
Lewis Hay, III(5).......   1999   380,000  405,194           --         2,405,602    151,636         95,700
                           1998   350,000  385,000           --               --      42,597          6,957
                           1997   250,000  320,625           --               --      65,864          5,117

--------
(1) The amount shown in the "Other Annual Compensation" column for fiscal 1998 for Mr. Miller includes $21,915 relating to Mr. Miller's personal use of a Company-owned automobile and $20,189 representing reimbursement of federal and state taxes in connection with such use. Except as set forth above, in accordance with SEC rules, information about other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the named executive officers.
(2) The amounts shown in the "Restricted Stock Awards" column represent the value of the restricted stock units awarded to the named executive officers during fiscal 1999 under the Company's restricted stock unit plan and supplemental executive retirement plan as of the date of the awards. The number and value of the total restricted stock units awarded to each of the named executive officers as of July 3, 1999 are as follows: (a) for Mr. Miller, 171,748 units valued at $3,692,582; (b) for Mr. Kaiser, 86,497 units valued at $1,859,686; (c) for Mr. Abramson, 36,564 units valued at $786,126; (d) for Mr. Megas, 51,450 units valued at $1,106,175; and (e) for
    Mr. Hay, 815 units valued at $17,523. Except for the 815 units attributable to Mr. Hay that vested before Mr. Hay's resignation as an officer of the Company effective May 31, 1999, all of the units attributable to Mr. Hay were forfeited upon his resignation.
(3) The amounts shown in the "All Other Compensation" column consist of the following: (a) for Mr. Miller, $4,800, $4,800 and $4,500 in matching contributions by the Company to its 401(k) retirement savings plan, referred to as the 401(k) Plan, in fiscal 1999, 1998 and 1997, respectively, $4,592, $5,021 and $861 in premiums paid by the Company for group term life insurance for Mr. Miller in fiscal 1999, 1998 and 1997, respectively, and $137,862 representing the portion of the Company's fiscal 1999 contributions, plus accrued interest, under the supplemental executive retirement plan, or SERP, credited to Mr. Miller's self-directed account;
    (b) for Mr. Kaiser, $4,800, $4,800 and $4,500 in matching contributions by the Company to the 401(k) Plan in fiscal 1999, 1998 and 1997, respectively, $3,191, $1,996 and $556 in premiums paid by the Company for group term life insurance for Mr. Kaiser in fiscal 1999, 1998 and 1997, respectively, and $82,308 representing the portion of the Company's fiscal 1999 contributions, plus accrued interest, under the SERP credited to Mr. Kaiser's self-directed account; (c) for Mr. Abramson, $4,800, $4,800 and $4,500 in matching contributions by the Company to the 401(k) Plan in fiscal 1999, 1998 and 1997, respectively, $4,232, $1,919 and $556 in premiums paid by the Company for group term life insurance for Mr. Abramson in fiscal 1999, 1998 and 1997, respectively, and $74,847 representing the portion of the company's fiscal 1999 contributions, plus accrued interest, under the SERP credited to Mr. Abramson's self-directed account; (d) for Mr. Megas, $4,800, $4,800 and $4,321 in matching contributions by the Company to the 401(k) Plan in fiscal 1999, 1998 and 1997, respectively, $1,237, $823 and $272 in premiums paid by the Company for group term life insurance for Mr. Megas in fiscal 1999, 1998 and 1997, respectively, and $39,789 representing the portion of the Company's fiscal 1999 contributions, plus accrued interest, under the SERP credited to Mr. Megas's self-directed account; and
    (e) for Mr. Hay, $4,800, $4,800 and $4,500 in matching contributions by the Company to the 401(k) Plan in fiscal 1999, 1998 and 1997, respectively, $3,451, $2,157 and $617 in premiums paid by the Company for group term life insurance for Mr. Hay in fiscal 1999, 1998 and 1997, respectively, and $87,449 representing the portion of the Company's fiscal 1999 contributions, plus accrued interest, under the SERP credited to Mr. Hay's self-directed account. The amount under the SERP credited to Mr. Hay's self-directed account was forfeited upon Mr. Hay's resignation as an officer of the Company.

(4) Formerly Vice President-Finance, Mr. Megas was elected Senior Vice President and Chief Financial Officer upon Mr. Hay's resignation.

(5) On April 22, 1999, Mr. Hay resigned his position as Executive Vice President and Chief Financial Officer effective May 31, 1999. Mr. Hay received salary payments through the end of fiscal 1999 and a bonus payment with respect to the entire fiscal year.

Stock Option Grants in Fiscal 1999

   The following table sets forth information concerning all stock options granted during fiscal 1999 to the named executive officers:

                          Option Grants in Fiscal 1999
                               Individual Grants

                                                                                Potential
                                                                               Realizable
                                                                            Value of Assumed
                                                                             Annual Rates of
                         Number of   % of Total                                Stock Price
                           Shares     Options                               Appreciation for
                         Underlying  Granted to    Exercise                   Option Term(3)
                          Options   Employees in    Price     Expiration   ----------------------
          Name            Granted   Fiscal 1999  ($/Share)(1)  Date(2)       5%($)       10%($)
          ----           ---------- ------------ ------------ ----------   ---------    ---------
James L. Miller.........  200,000       9.19(4)     18.60       8/19/08    2,336,230    5,923,534
                           39,178       1.80(5)     24.00       8/31/05      357,041      823,051
                           88,156       4.05(5)     21.41      11/14/06      854,952    2,028,506
                           26,978       1.24(5)     21.41       7/16/06      248,172      583,503
                           27,742       1.27(5)     21.41        8/8/07      300,404      727,338
Mark P. Kaiser..........   90,000       4.13(4)     18.60       8/19/08    1,051,304    2,665,591
                           16,640        .76(5)     24.00       8/31/05      151,645      349,573
                           31,536       1.45(5)     24.00      11/22/04      248,901      562,089
                           11,206        .51(5)     21.41        8/8/07      121,344      293,798
                            7,514        .35(5)     21.41       7/16/06       69,122      162,519
                           24,550       1.13(5)     21.41      11/14/06      238,090      564,906
David M. Abramson.......   80,000       3.68(4)     18.60       8/19/08      934,492    2,369,414
                            2,214        .10(5)     24.00      11/22/04       17,474       39,462
George T. Megas.........   20,000        .92(4)     18.60       8/19/08      233,623      592,353
                           10,674        .49(5)     24.00      11/22/04       84,245      190,251
                            5,204        .24(5)     24.00       8/31/05       47,426      109,326
                           15,228        .70(5)     25.38      11/14/06      178,381      424,643
                            4,320        .20(5)     25.38        8/8/07       56,427      137,082
                            4,662        .21(5)     25.38       7/16/06       51,836      122,280
Lewis Hay, III..........  135,000       6.20(4)     18.60       4/15/00(6)    70,169(7)    43,530(7)
                           16,636        .76(5)     24.00       4/15/00(6)    24,527       49,315

--------
(1) The exercise price may be paid in cash, in common stock valued at fair market value on the exercise date or in a combination of cash and common stock.
(2) The term of each option may not exceed ten years.
(3) The potential realizable value is calculated based on the fair market value on the date of grant, which is equal to the exercise price of the option, assuming that the shares appreciate in value from the option grant date compounded annually until the end of the option term at the rate specified, 5% or 10%, and that the option is exercised and sold on the last day of the option term for the appreciated share price. Potential realizable value is net of the option exercise price. The assumed rates of appreciation are specified in the rules and regulations of the SEC and do not represent the Company's estimate or projection of future prices of the shares. There is no assurance provided to any named executive officer or any other holder of common stock that the actual stock price appreciation over the term of the applicable options will be at the assumed 5% and 10% levels or at any other defined level.
(4) One-third of each such option granted vests on the first, second and third anniversary dates of the option grant date. Upon a change of control of U.S. Foodservice, as defined in the Company's 1994 Stock Incentive Plan, all previously unvested options will vest and become immediately exercisable.

(5) Reflects reload options granted under reload option provisions of the Company's 1994 Stock Incentive Plan.
(6) Under the terms of the Company's 1994 Stock Incentive Plan, the expiration dates for the options of Mr. Hay shown in the table were accelerated to April 15, 2000 as a result of Mr. Hay's resignation as an officer effective May 31, 1999. The original expiration dates for Mr. Hay's options to purchase 135,000 and 16,636 shares shown in the table were August 19, 2008 and August 31, 2005, respectively.
(7) The amount shown reflects the potential realizable value only for the options to purchase 45,000 shares that will be vested prior to the accelerated option expiration date. See footnote (6) above.

Stock Option Exercises in Fiscal 1999

   The following table sets forth information concerning all stock options exercised during fiscal 1999 and unexercised stock options held at the end of that fiscal year by the named executive officers:

                   Aggregated Option Exercises in Fiscal 1999
                       and Fiscal Year-End Option Values

                                     Number of Securities      Value of Unexercised
                                    Underlying Unexercised     In-the-Money Options
                                     Options at 7/3/99(#)         at 7/3/99($)(1)
              Shares       Value   ------------------------- -------------------------
             Acquired on  Realized
  Name       Exercise(#)     ($)   Exercisable Unexercisable Exercisable Unexercisable
  ----       ----------- --------- ----------- ------------- ----------- -------------
James L.
 Miller...     250,224   2,916,271    89,386      544,566       407,600    2,037,306
Mark P.
 Kaiser...     135,422   1,962,016       --       234,795           --       714,411
David M.
 Abramson..      3,490      64,565    52,257      127,547       542,348      594,188
George T.
 Megas....      60,686     953,558       --        89,148           --       319,583
Lewis Hay,
 III......      26,236     442,601   134,614      233,944     1,147,189    1,128,900

--------

(1) Value based on the last reported sale price of a share of Common Stock of $21.50 on July 2, 1999, as reported on the New York Stock Exchange composite tape, minus the exercise price.

Executive Employment Contracts and Severance Agreements

   The Company has entered into an employment agreement with James L. Miller, dated as of July 3, 1989 and amended as of September 1, 1991 and June 27, 1995, pursuant to which Mr. Miller is employed by U.S. Foodservice as the Chairman of the Board, President and Chief Executive Officer. The employment agreement provides for successive one-year renewals unless U.S. Foodservice gives written notice at least one year in advance of its intention not to renew. The agreement provides that, in addition to his annual base salary, Mr. Miller may earn an annual bonus equal to varying percentages of his base salary based on the Company's achievement of financial and operating targets set by the compensation committee.

   Before his resignation as an officer of the Company effective May 31, 1999, Lewis Hay, III was party to an employment agreement with the Company, dated as of August 9, 1991 and amended as of June 27, 1995, pursuant to which Mr. Hay was employed by U.S. Foodservice as Executive Vice President and Chief Financial Officer. The agreement provided for successive one-year renewals absent written notice by U.S. Foodservice of non-renewal at least 360 days in advance. Mr. Hay's employment agreement provided that, in addition to his annual base salary, Mr. Hay was eligible to earn an annual bonus equal to varying percentages of his base salary based on the Company's achievement of financial and operating targets set by the compensation committee.

   The Company's current employment agreement with Mr. Miller and former employment agreement with Mr. Hay, as well as the Company's severance agreement, dated as of September 27, 1995, with Mark P. Kaiser, who serves as Executive Vice President-Sales, Marketing and Procurement, provide for the payment of certain severance benefits to each such officer if the officer's employment is terminated by U.S. Foodservice without cause or if the officer terminates his employment for cause. In the latter case, "cause," as defined, includes a material reduction in the executive's duties, specified relocations of the executive's office, a reduction in the executive's base salary, and notification to the executive that his employment agreement will not be renewed. Upon such a termination, the executive will be entitled to receive (1) a lump-sum payment in an amount equal to three times, for Messrs. Miller and Hay, or two times, for Mr. Kaiser, the executive's base salary and bonus for the preceding fiscal year, reduced, in specified circumstances, by any amount attributable to the acceleration of the vesting of outstanding stock options, and (2) welfare and similar benefits for three years substantially equivalent to those provided prior to termination.

   The Company has entered into employment agreements with Messrs. Miller and Kaiser, dated as of January 4, 1996 and amended as of December 23, 1999, which will supersede the foregoing employment and severance agreements at such time, if any, as there is a change of control of U.S. Foodservice, as defined in the new employment agreements. Each agreement provides for a three-year employment term. Each executive will be entitled to receive a base salary at least equal to twelve times the highest monthly base salary paid or payable to the executive during the twelve months immediately preceding commencement of the employment term. In addition, each executive will be eligible to receive annual cash and non-cash bonuses in an amount at least equal to the bonuses for which such executive previously was eligible. Each agreement provides for payment of severance benefits to the executive if, among other things, the executive terminates his employment for good reason. "Good reason" is defined to include termination by the executive for specified reasons, including a material reduction in the executive's duties, certain relocations of the executive's office and failure of U.S. Foodservice to comply with requirements of the agreement relating to the executive's compensation, or termination by the executive for any reason within the 30-day period following six months after commencement of the employment term. Upon such a termination, the executive will be entitled to receive (1) a lump-sum payment in an amount equal to three times the executive's annual base salary and highest annual bonus, as defined,
(2) welfare fringe benefits for three years substantially equivalent to those provided prior to termination and (3) continuing health insurance coverage on substantially equivalent terms to that provided prior to termination for (a) the executive for the remainder of his life, (b) the executive's spouse for the remainder of her life and (c) the executive's dependents. In addition, Mr. Miller will be entitled to receive, until he reaches the age of 65, continuing life insurance coverage on substantially equivalent terms to that provided prior to termination. If the amount payable to the executive under the agreement upon a change in control of U.S. Foodservice exceeds defined threshold amounts, federal excise tax could be imposed on the executive and U.S. Foodservice could lose a tax deduction for a portion of the payment. The agreement provides, subject to limitations, that, in the event a federal excise tax is imposed, U.S. Foodservice will pay the executive a "gross-up" payment in an amount such that, after payment by the executive of such excise tax and any other taxes imposed upon the foregoing payments, the executive retains an amount of the gross-up payment equal to such excise tax. Before his resignation as an officer of the Company effective May 31, 1999, Mr. Hay was party to an employment agreement with the Company having substantially the same terms as the employment agreements described in this paragraph.

   The Company has entered into an employment agreement with David M. Abramson, dated as of June 10, 1996 and amended as of December 23, 1999, pursuant to which Mr. Abramson is employed as Executive Vice President and General Counsel of U.S. Foodservice. Mr. Abramson's employment agreement provides for an initial three-year term, which will be automatically extended for one year on each anniversary date of the agreement unless U.S. Foodservice provides Mr. Abramson with notice of non-renewal. The agreement provides that, in addition to his annual base salary, Mr. Abramson will be eligible to receive annual cash and stock-based incentives equal to varying percentages of his annual base salary. Mr. Abramson's employment agreement has substantially the same severance provisions (including with respect to continuing health insurance coverage) as the Company's employment agreements with Messrs. Miller and Kaiser dated as of January 4, 1996, as amended.

   The Company has entered into an employment agreement with George T. Megas, dated as of June 24, 1999, pursuant to which Mr. Megas is employed as Senior Vice President and Chief Financial Officer of U.S.

Foodservice. This agreement provides for an initial three-year term, which will be automatically extended for one year on each anniversary date of the agreement unless U.S. Foodservice provides Mr. Megas with notice of non-renewal. The agreement provides that, in addition to his annual base salary, Mr. Megas will be eligible to receive annual cash and stock-based incentives equal to varying percentages of his annual base salary. Mr. Megas's agreement has substantially the same severance provisions (other than with respect certain continuing health insurance and life insurance coverage) as the Company's employment agreements with Messrs. Miller and Kaiser dated as of January 4, 1996. Mr. Megas's agreement supersedes a severance agreement, dated as of September 27, 1995, between the Company and Mr. Megas, which had substantially the same terms as Mr. Kaiser's severance agreement described above, and an employment agreement, dated as of January 4, 1996, between the Company and Mr. Megas, which had substantially the same terms as the employment agreements with Messrs. Miller and Kaiser dated as of January 4, 1996.

Management Compensation Plans

   Restricted Stock Unit Plan. Effective July 1, 1998, the compensation committee of the board of directors adopted a restricted unit plan for the named executive officers. The plan provides for awards of "restricted stock units" to the executives. Each restricted stock unit represents a conditional right to receive a share of common stock in the future and is subject to restrictions and to a risk of forfeiture.

   Executives vest in the restricted stock units, and the earnings attributable to the units, at the rate of 25% per year after completion of six and one half years of continuous service with the Company measured from July 1, 1998. An executive will become fully vested in his restricted stock units upon retirement at age 55, upon termination of his employment due to death, disability or good reason, as defined in the plan, or upon the occurrence of a change of control of the Company, as defined in the plan. If an executive is terminated without cause, the executive will become vested in the restricted stock units, and the earnings attributable to the units, at the rate of 10% for the initial six-month period commencing July 1, 1998 and at the rate of 10% per year thereafter.

   Amounts credited to an executive's account will be distributed to the executive upon termination of his employment. The amounts will be distributed as a lump sum or in up to 15 annual installments, at the executive's option. In addition, an executive may elect to have vested amounts distributed prior to termination of his employment in a lump sum, in up to 15 annual installments or in installments of other amounts. An executive also may request a hardship distribution before termination of his employment, subject to approval by the compensation committee. All amounts are distributed in the form of common stock issuable under one or more of the Company's stock incentive plans.

   Supplemental Executive Retirement Plan. Effective July 1, 1998, the compensation committee of the board of directors adopted a nonqualified supplemental executive retirement plan, or SERP, for the named executive officers.

   The Company makes quarterly contributions to the SERP in each fiscal year in an aggregate amount equal to 15% of each executive's base salary and target bonus for such fiscal year. Of each contribution, 50% is deemed to be invested in restricted stock units. The SERP allows the executives to select a number of different investment options in which the remaining 50% of the contribution will be deemed to be invested.

   Executives generally vest in the amounts contributed for each year, and the earnings attributable to such amounts, at the rate of 20% per year over five years from the first day of the year in which the contribution is made. For the initial period commencing July 1, 1998, the executives will vest in the amounts contributed at the rate of 20% after the initial six-month period and at the rate of 20% per year over four years thereafter. An executive will become fully vested in the SERP upon retirement at age 55, upon termination of employment due to death, disability or good reason, as defined in the SERP, or upon the occurrence of a change of control of the Company, as defined in the SERP.

   Amounts credited to an executive's accounts will be distributed to the executive upon termination of his employment in a lump sum or in up to 15 annual installments, at the executive's option. Amounts deemed to be invested in restricted stock units will be distributed in the form of common stock issuable under one or more of the Company's stock incentive plans. The remaining amounts credited to an executive's accounts will be distributed in cash. An executive may request a hardship distribution before termination of his employment, subject to approval by the compensation committee.

Compensation Committee Interlocks and Insider Participation

   The compensation committee of the Board during fiscal 1999 was composed of Michael J. Drabb, who is the Chairman, Eric E. Glass, Paul I. Latta, Jr. and James P. Miscoll. None of the members of the compensation committee was an officer or employee of U.S. Foodservice or any subsidiary thereof during fiscal 1999. There are no interlock relationships as defined in the applicable SEC rules.

Report of the Compensation Committee of the Board of Directors of U.S. Foodservice on Executive Compensation

   The Compensation Committee (the "Committee") of the U.S. Foodservice Board of Directors, which is composed exclusively of non-management directors, offers this report regarding its executive compensation policy and compensation program for the Chief Executive Officer and the other executive officers of U.S. Foodservice in effect for fiscal 1999. This report, as well as the performance graph on page B-19, are not soliciting materials, are not deemed filed with the SEC and are not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, whether made before or after the date of this information statement and irrespective of any general incorporation language in any such filing.

   Compensation Policy. The overall goal of the Committee is to develop compensation policies and practices which support the attainment of the Company's strategic business objectives. The Committee uses the services of independent executive compensation consultants in developing and evaluating compensation plans in order to achieve these objectives.

   The Committee annually compares executive compensation levels for the Chief Executive Officer and the Company's other executive officers to the compensation of executives employed by companies in the peer group index shown on the performance graph in this information statement and other foodservice distribution companies. The Committee also compares the Company's short-term and long-term results to the performance of comparable companies.

   The Company's executive compensation program includes a base salary, annual cash bonuses, a supplemental executive retirement plan and long-term incentive compensation in the form of stock incentive awards. Overall, these programs are intended to link executive compensation to the Company's performance. The Committee believes that a substantial portion of cash compensation should be tied to performance-based objectives. To encourage equity ownership by the Company's executives and to link executive compensation with increases in stockholder value, the Committee's policy is to provide that a significant portion of total executive compensation will be in the form of periodic stock incentive awards.

   Base Salary. In conjunction with its annual review of base salaries, the Committee approved a base salary increase for fiscal 1999 over fiscal 1998 of 9% for the Chief Executive Officer and salary increases ranging from 8% to 11% for the other executive officers. The salary increases were determined based on the Committee's analysis of the Company's performance, individual performance, compensation levels of executives with similar responsibilities at comparable companies, and cost-of-living increases. The Committee also took into account the expansion of responsibilities of the Chief Executive Officer and the other executive officers that resulted from the Company's acquisition of Rykoff-Sexton, Inc. in fiscal 1998.

   Annual Cash Bonuses. The Company pays annual cash bonuses to its executive officers based upon the achievement of corporate financial and other objectives established by the Committee for the fiscal year. The objectives are established at levels intended to assure that, if achieved, the levels represent significant improvements in stockholder value. Executive officers have the opportunity to earn cash bonuses equal to a varying percentage of their base salary, depending upon the attainment of those objectives.

   For fiscal 1999, the bonus objectives of the Chief Executive Officer and the other executive officers were based on earnings per share (weighted 60%) and specified financial, sales and operational objectives (weighted 40%). The operational objectives included acquisitions of foodservice businesses in furtherance of strategic and financial goals. For fiscal 1999, the Company exceeded the earnings per share objective and met substantially all of the financial, sales and operational objectives.

   Applying the bonus formulas specified for fiscal 1999, the Committee approved an annual bonus for the Chief Executive Officer equal to 107% of his target annual bonus and annual bonuses for the other executive officers, except for Mr. Megas, equal to 107% of their respective target annual bonuses. As a result of the assumption by Mr. Megas of the duties of Senior Vice President and Chief Financial Officer during fiscal 1999, the Committee awarded Mr. Megas a bonus equal to 66% of his cumulative base salary for fiscal 1999. All annual target bonuses for a fiscal year are measured as a percentage of the executive's base salary for that fiscal year.

   Supplemental Executive Retirement Plan. The Committee approved awards to all executive officers in fiscal 1999 under a supplemental executive retirement plan, pursuant to which the executive officers are awarded an amount equal to 15% of their base salary and target annual bonus for each fiscal year. The awards under this plan vest 20% per year for each of the five years after each annual award for fiscal 1999 and subsequent fiscal years. One-half of the amounts held under the plan are deemed to be invested in restricted stock units under the Company's 1998 Stock Option and Incentive Plan (the "Stock Incentive Plan") and will be distributed in the form of Common Stock, while the remaining amounts will be deemed to be invested as directed by the executive officer and will be distributed in cash.

   Long-Term Incentives. Based in part upon fiscal 1999 performance, the Committee in fiscal 2000 approved the grant of stock options under the Stock Incentive Plan for 150,000 shares of Common Stock to the Chief Executive Officer and for a total of 345,000 shares of Common Stock to the executive officers in the aggregate, including the Chief Executive Officer. Based in part upon fiscal 1999 performance, the Committee in fiscal 2000 awarded stock options for 1,127,341 shares of Common Stock to other members of the Company's corporate, regional and division management.

   In determining the amount of stock option awards under the Stock Incentive Plan, the Committee considers each executive's current performance and anticipated future contributions to the Company's performance, as well as the amount and terms of the options previously granted to the executive by the Company. The grant of stock options to the Chief Executive Officer and the other executive officers for fiscal 1999 was based on the Committee's assessment of both the past contributions of the executive officers and their anticipated role in increasing stockholder value.

   All stock options granted to executive officers for fiscal 1999 were non-qualified stock options with an exercise price that was equal to the fair market value of the U.S. Foodservice Common Stock on the date of grant. The options increase in value only to the extent of appreciation in the Common Stock, thereby providing a clear link to enhancement of stockholder value. To emphasize the long-term incentive provided by options under the Stock Incentive Plan, the stock options awarded for fiscal 1999 vest in increments over a three-year period.

   Based in part upon fiscal 1999 performance, in fiscal 2000 the Committee made a special award to the Chief Executive Officer of restricted stock units under the Stock Incentive Plan for 132,232 shares of Common Stock. The awards vest 25% per year beginning December 31, 2004 and on each December 31 thereafter through December 31, 2007. All amounts become fully vested upon retirement at age 55, upon termination of employment due to death, disability or good reason (as defined in the plan) or upon a change of control of the Company.

   Potential Effect of Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code of 1986 generally sets a limit of $1 million on the amount of compensation paid to executive employees (other than enumerated categories of compensation, including performance-based compensation) that may be deducted by a publicly-held company. The Committee's policy is to seek to qualify executive compensation for deductibility to the extent that such a policy is consistent with the Company's overall objectives and executive compensation policy. Compensation attributable to stock options granted under the Stock Incentive Plan currently is excluded from the $1 million limit as "qualified performance-based compensation" contained in applicable Treasury regulations. The Committee believes that no compensation for fiscal 1999 is at risk of not being fully deductible.

                         THE COMPENSATION COMMITTEE

                         Michael J. Drabb (Chairman)
                         Eric E. Glass
                         Paul I. Latta, Jr.
                         James P. Miscoll*

Certain Relationships and Related Transactions

   Severance Benefits. On April 22, 1999, Lewis Hay, III, the Company's Executive Vice President and Chief Financial Officer, resigned from his positions effective May 31, 1999. Mr. Hay received salary payments through October 15, 1999, reflecting payment of Mr. Hay's accrued vacation benefits for the period after his resignation. Mr. Hay was awarded an annual bonus with respect to fiscal 1999 on the same basis as if Mr. Hay's employment had continued through the end of the fiscal year. Mr. Hay's termination benefits also included continuation of health and other insurance benefits through June 1, 1999 and accrued benefits under the SERP. Vesting of Mr. Hay's outstanding stock options continued through October 15, 1999.

   Exercise of Registration Rights. In connection with its acquisition of Rykoff-Sexton by merger, the Company assumed Rykoff-Sexton's rights and obligations under a registration rights agreement pursuant to which entities, referred to as the ML investors, were entitled to registration rights with respect to the common stock they received in the merger. The ML investors are entities of which Merrill Lynch Capital Partners, Inc. or one of its affiliates is a direct or indirect managing partner or controlling entity. These entities collectively held approximately 16% of the outstanding U.S. Foodservice common stock after the merger. In fiscal 1999, under the registration rights agreement, the Company registered under the Securities Act the public offering and sale by the ML investors of all of their U.S. Foodservice common stock. The Company paid the expenses of this registration of approximately $0.9 million, excluding the underwriting discount attributable to the shares sold by the ML investors. Matthias B. Bowman and Albert J. Fitzgibbons III, the designees of Merrill Lynch Capital Partners to the U.S. Foodservice board of directors until their resignations effective March 31, 1999, may be deemed to have beneficially owned some or all of the shares of common stock held by the ML investors.

   Termination of Standstill Agreement. Until March 31, 1999, the Company was entitled to the benefits of a standstill agreement, dated as of May 17, 1996, among Merrill Lynch Capital Partners and the ML investors, referred to as the ML entities, and Rykoff-Sexton. The standstill agreement imposed restrictions on the acquisition, transfer and voting of U.S. Foodservice voting securities by the ML entities and provided for representation on the board of directors and committees of the board by individuals selected by the ML entities. The standstill agreement, which was originally for the benefit of Rykoff-Sexton, became effective with respect to U.S. Foodservice upon consummation of its acquisition of Rykoff-Sexton and terminated effective upon the sale by the ML investors of their holdings of U.S. Foodservice common stock on March 31, 1999.

   Other Transactions. The law firm of Miles & Stockbridge P.C., of which David
M. Abramson, an executive officer and director of the Company, is Of Counsel, provided legal services to the Company during fiscal 1999. Mr. Abramson is not paid by such law firm for his services as Of Counsel.
--------
* Mr. Miscoll served as a member of the compensation committee during fiscal 1999 and until his term as a director concluded on November 18, 1999.

            Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the Company's common stock, to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of the Shares and all other equity securities of the Company beneficially owned by them. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports that they file.

   To the Company's knowledge, based solely upon review of copies of such reports furnished to the Company or written representations from certain reporting persons, during the fiscal year ended on July 3, 1999, all Section 16(a) filing requirements applicable to the directors, executive officers and greater than 10% stockholders were complied with by such persons, except that Dean R. Silverman filed one late report with respect to his ownership of Shares held though his individual retirement account.

                      Stockholder Return Performance Graph

   The following graph and table show the cumulative total stockholder return on the common stock compared to the Standard & Poor's 500 Stock Index and a self-constructed peer group index for the periods between November 16, 1994, the date the common stock began trading on the Nasdaq National Market, and July 2, 1999, the last trading day in fiscal 1999. The peer group index is composed of SYSCO Corporation and Performance Food Group Company, both of which are public companies in the broadline foodservice distribution industry. The total stockholder return on each company included in the peer group index has been weighted according to such company's capitalization as of the beginning of each period. The graph assumes $100 was invested on November 16, 1994 in (1) common stock, (2) the foodservice distribution industry peer group index and (3) the Standard & Poor's 500 Stock Index, and assumes reinvestment of dividends.

                           [LINE GRAPH APPEARS HERE]

                   November 1994  June 1995   June 1996  June 1997  June 1998  July 1999
U.S. Foodservice      $100           $127        $227       $274        $310       $391
Peer Group            $100           $112        $131       $143        $197       $241
S&P 500 Index         $100           $117        $144       $190        $244       $299

                                   SCHEDULE I

                                PARENT DESIGNEES

Name, Age and Current              Present Principal Occupation or Employment;
Business Address*                  Material Positions Held During the Past Five Years
---------------------              --------------------------------------------------


C.H. van der Hoeven..............  Member of the Corporate Executive Board of Koninklijke
(Age: 52)                          Ahold N.V. (1985 to present); President and Chief
                                   Executive Officer of Koninklijke Ahold N.V. (3/93 to
                                   present); Member of the Supervisory Board of ABN AMRO
                                   Bank N.V.; Director of Ahold U.S.A., Inc.; Membre du
                                   Conseil d'Administration de LVMH (4/99 to present);
                                   Member of the Supervisory Board of KPN (7/98 to
                                   present)


J.G. Andreae.....................  Member of the Corporate Executive Board of Koninklijke
(Age: 53)                          Ahold N.V. (1997 to present); Executive Vice President
                                   of Koninklijke Ahold N.V. (10/97 to present); Former
                                   President of Albert Heijn B.V. (1992 to 10/97); Member
                                   of the Corporate Executive Board of Albert Heijn B.V.
                                   (10/97 to present); President of the Supervisory Board
                                   of S.V.M.; Former Member of the Supervisory Board of
                                   KLM-catering; Co-chairman of ECR Europe; Co-chairman of
                                   ECR NL; Director of Ahold U.S.A., Inc.


A.M. Meurs.......................  Member of the Corporate Executive Board of Koninklijke
(Age: 49)                          Ahold N.V. (1997 to present); Executive Vice President
                                   and Chief Financial Officer of Koninklijke Ahold N.V.
                                   (4/97 to present); Treasurer of Snow Acquisition, Inc.;
                                   Supervisory Director B of Disco Ahold International
                                   Holdings N.V.; Former Senior Vice President of Business
                                   Development of Koninklijke Ahold N.V. (4/96 to 4/97);
                                   Former Senior Vice President of Finance of Koninklijke
                                   Ahold N.V. (3/93 to 4/96); Former Vice President of
                                   Finance Koninklijke Ahold N.V.; Former Director of
                                   Ahold Americas Holdings, Inc.; Former Executive Vice
                                   President of Croesus, Inc.; Member of the Supervisory
                                   Board of Van Den Boom Groep; Member of the Supervisory
                                   Board of Van der Hoop Effectenbank N.V.; Director and
                                   Executive Vice President of Ahold U.S.A., Inc.; Member
                                   of the Supervisory Board of Schuitema (3/99 to present)


A.S. Noddle......................  Executive Vice President of Koninklijke Ahold N.V.
(Age: 59)                          (9/98 to present); Supervisory Director B of Disco
                                   Ahold International Holdings N.V.; Director of
                                   Inversiones Santa Isabel S.A.; Former President and
                                   Chief Executive Officer of Giant Food Stores, Inc.
                                   (10/92 to 1/97); Director of Ahold U.S.A., Inc.; Former
                                   President and Chief Executive Officer of Ahold U.S.A.
                                   Support Services, Inc. (1/97 to 9/98) (Citizen of the
                                   United States)


R.G. Tobin.......................  Member of the Corporate Executive Board of Koninklijke
c/o Ahold U.S.A., Inc              Ahold N.V. (1998 to present); President of Snow
14101 Newbrook Drive               Acquisition, Inc.; Executive Vice President of
Chantilly, Virginia 20151          Koninklijke Ahold N.V. (9/98 to present); Director and
(Age: 61)                          President of Ahold Americas Holdings, Inc.; Chairman,
                                   Director, President and Chief Executive Officer of
                                   Ahold U.S.A.,Inc.; Director of Ahold Finance U.S.A.,
                                   Inc.; Former President and Chief Executive Officer of
                                   Croesus, Inc.; Director and former Chairman, President
                                   and Chief Executive Officer of The Stop & Shop
                                   Companies, Inc. (a wholly owned subsidiary of
                                   Koninklijke Ahold N.V. since 1996) (6/60 to present)
                                   (Citizen of the United States)

* Unless otherwise indicated, the current business address for each individual listed is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands, Telephone:
  011-31-75-6599111.

Name, Age and Current              Present Principal Occupation or Employment;
Business Address*                  Material Positions Held During the Past Five Years
---------------------              --------------------------------------------------
A. Buitenhuis....................  Senior Vice President of Finance and Fiscal Affairs of
(Age: 53)                          Koninklijke Ahold N.V. (4/96 to present); Former Vice
                                   President of Fiscal Affairs of Koninklijke Ahold N.V.


A.H.P.M. van Tielraden ..........  Senior Vice President and General Counsel of
(Age: 44)                          Koninklijke Ahold N.V. (1/00 to present); Secretary of
                                   Snow Acquisition, Inc.; Former Vice President and
                                   Deputy General Counsel of Koninklijke Ahold N.V. (11/97
                                   to 1/00); Director of Ralico SDN BHD; Supervisory B
                                   member of Paiz Ahold B.V.; Former Director of Legal
                                   Affairs Hagemeyer N.V. (5/95 to 8/97); Former Senior
                                   Legal Advisor of Unilever Nederland B.V. (9/94 to
                                   5/95); Former General Counsel of Quest International
                                   (11/89 to 9/94)


M.J. Dorhout Mees................  Senior Vice President of Business Development of
(Age: 42)                          Koninklijke Ahold N.V. (6/97 to present); Former Senior
                                   Vice President of Sales and Services of Albert Heijn
                                   B.V. (1994 to 1997); Former Deputy Director of Customer
                                   Services of Albert Heijn B.V.


L.A.P.A. Verhelst................  Senior Vice President of Administration of Koninklijke
(Age: 56)                          Ahold N.V. (4/97 to present); Former Managing Director
                                   of Pays-Bas Property Fund N.V. (4/95 to 3/97); Former
                                   Member of the Executive Board of Koninklijke Bols
                                   Wessanen N.V. (1/94 to 12/94); President of the
                                   Supervisory Board of AVIO-Diepen B.V.


C. Sterk.........................  Senior Vice President of Financial Services of
(Age: 58)                          Koninklijke Ahold N.V. (11/99 to present); Senior Vice
                                   President of Administration of Koninklijke Ahold N.V.
                                   (1979 to 3/97); President of Albert Heijn B.V. (4/97 to
                                   11/99)


E.J. Smith.......................  Executive Vice President of Finance, Chief Financial
c/o Ahold U.S.A., Inc.             Officer and Assistant Secretary of Ahold U.S.A., Inc.
14101 Newbrook Drive               (1997 to present); Director and Vice President of
Chantilly, Virginia 20151          Croesus, Inc.; Director, Secretary and Treasurer of
(Age: 42)                          Ahold Americas Holdings, Inc.; Director, Vice President
                                   and Assistant Secretary of Ahold Finance U.S.A., Inc.;
                                   Former Secretary and Executive Vice Presidnet of
                                   Finance of Ahold U.S.A. Support Services, Inc.;
                                   Assistant Secretary and Former Executive Vice President
                                   of Giant Food Stores, Inc. (1987-1997)

* Unless otherwise indicated, the current business address for each individual listed is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands, Telephone:
  011-31-75-6599111.

                                 EXHIBIT INDEX

 Exhibit 1 Offer to Purchase.(1)(2)


 Exhibit 2 Letter of Transmittal.(1)(2)


 Exhibit 3 Agreement and Plan of Merger, dated as of March 7, 2000, among
           Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on March 13, 2000).


 Exhibit 4 Letter to Stockholders dated March 13, 2000.(2)


 Exhibit 5 Press Release, dated March 7, 2000 (incorporated by reference to the
           Company's Current Report on Form 8-K filed with the Commission on
           March 13, 2000).


 Exhibit 6 Amended and Restated Rights Agreement, dated as of October 4, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C.
           (incorporated by reference to Exhibit 4.4 to the Company's
           Registration Statement on Form S-3 filed with the Commission on December 22, 1999 (Commission File No. 333-93453)).

 Exhibit 7 Amendment, dated as of March 6, 2000, to the Amended and Restated
           Rights Agreement, dated as of October 4, 1999 (incorporated by reference to Exhibit 9 to the Form 8-A/A of the Company filed with the Commission on March 7, 2000 (Commission File No. 001-12601)).

 Exhibit 8 Opinion of Goldman, Sachs & Co., dated March 7, 2000.(3)


 Exhibit 9 Information Statement Pursuant to Section 14(f) of the Securities
           Exchange Act of 1934 and Rule 14f-1 thereunder.(4)

--------

(1) Filed as an exhibit to the Tender Offer Statement on Schedule TO, dated March 13, 2000, of Parent and Purchaser and incorporated herein by reference.
(2) Included in copy mailed to stockholders.
(3) Filed herewith as Annex A to this Schedule 14D-9.
(4) Filed herewith as Annex B to this Schedule 14D-9.